Prospectus Supplement to Prospectus dated December 3, 1997.

                              [TOLL BROTHERS LOGO]

                                  $100,000,000
                                   Toll Corp.

                     8% Senior Subordinated Notes Due 2009

                  Guaranteed on a Senior Subordinated Basis by

                              Toll Brothers, Inc.

                             ----------------------

     Toll Corp. will pay interest on the notes on May 1 and November 1 of each year. The first such payment will be made on November 1, 1999. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. Toll Corp. does not intend to list the notes on any national securities exchange or on NASDAQ. On or after May 1, 2004, Toll Corp. has the option to redeem all or a portion of the notes at the redemption prices described in this prospectus supplement.

     The notes will be unsecured and subordinated obligations of Toll Corp., a wholly-owned subsidiary of Toll Brothers, Inc. The guarantee of the notes will be an unsecured and unconditional obligation of Toll Brothers, Inc.

                             ----------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

                             ----------------------

     The underwriter has agreed to purchase the notes from Toll Corp. at 99.147% of their principal amount for total proceeds to Toll Corp. of $99,147,000, before deducting expenses. The underwriter proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Interest on the notes will accrue from April 16, 1999 and must be paid by the purchaser if the notes are delivered after April 16, 1999.

                             ----------------------

     The underwriter expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on April 16, 1999.

                                Goldman, Sachs & Co.

                             ----------------------

                  Prospectus Supplement dated April 13, 1999.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the attached prospectus and the documents that are incorporated by reference in the prospectus include forward-looking statements. These forward-looking statements relate, among other things, to:

     o Anticipated operating results;

     o Financial resources;

     o Increases in revenues;

     o Increased profitability;

     o Interest expense;

     o Growth and expansion;

     o Ability to acquire land;

     o Year 2000 readiness; and

     o The effect on Toll Brothers if it or significant third parties are not Year 2000 compliant.

     We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Toll Brothers, including, among other things, those relating to:

     o Local, regional and national economic conditions;

     o The effects of governmental regulation;

     o The competitive environment in which Toll Brothers operates;

     o Fluctuations in interest rates;

     o Changes in home prices;

     o The availability and cost of land for future growth;

     o The availability of capital;

     o The availability and cost of labor and materials; and

     o Weather conditions.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, the attached prospectus and the documents that are incorporated by reference in the prospectus might not occur.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is a summary of the more detailed information appearing elsewhere, or incorporated by reference, in this prospectus. It does not contain all of the information that may be important to you. you should read the entire prospectus and the other information we refer to carefully before you decide to invest in the notes.

                              Toll Brothers, Inc.

     Toll Brothers, Inc. designs, builds, markets and arranges financing for single family detached and attached homes in middle and high income residential communities. Our homes cater to both move-up and empty nester home buyers. Operations are currently conducted in 18 states and six regions around the country. Our communities are generally located on land we have developed or acquired fully approved or, in some cases, improved. We market our homes primarily to middle-income and upper-income buyers. Our marketing emphasizes high quality construction and customer satisfaction. We also operate our own architectural, engineering, mortgage, title, security monitoring, landscape, insurance brokerage, component assembly and manufacturing operations.

     As of October 31, 1998, we were offering homes for sale in 122 communities with over 10,500 home sites which we owned or controlled through options. We also owned or controlled approximately 19,800 home sites in proposed communities. Our single family detached homes were being offered at prices, excluding customized options, generally ranging from $132,000 to $832,000, with an average base sales price of $396,000. Our attached homes, excluding customized options, were being offered at prices generally ranging from $103,000 to $535,000, with an average base sales price of $229,000. In the five years ended October 31, 1998, we have delivered more than 11,000 homes in 250 communities.

     We have received numerous awards from national, state and local homebuilder publications and associations. In fiscal 1996, we were selected "America's Best Builder" by the National Association of Home Builders (the "NAHB") and Builder magazine in recognition of our excellent financial performance, unique custom-production system for building luxury homes in high volume and the excellence of our designs. In 1995, we received the National Housing Quality Award from the NAHB, which recognized our outstanding commitment to total quality management and continuous improvement. In 1994, we received one of the first place awards in the "Build America Beautiful" Awards Program, sponsored by Better Homes and Gardens magazine, the NAHB and Keep America Beautiful, Inc., in recognition of our programs to improve the handling of solid waste on construction sites. In 1988, we were named "The Builder of the Year" by Professional Builder magazine.

     On January 31, 1999 and 1998, we had backlogs of $853,312,000 (1,974 homes) and $665,097,000 (1,634 homes), respectively. We expect substantially all homes in backlog at January 31, 1999 to be delivered by January 31, 2000.

     In January 1999, we entered into an agreement to acquire the Silverman Companies, a Detroit, Michigan homebuilder and developer of luxury apartments, for cash and the assumption of debt totaling approximately $60,000,000. The Silverman Companies own or control approximately 2,400 home sites and interests in land for approximately 1,600 apartments. The acquisition of the home building operations was completed in March 1999 and is expected to add to earnings in fiscal 1999. The acquisition of the apartment operations is expected to be completed during the second half of our 1999 fiscal year. The acquisition price is not material to our financial position.

                                   Toll Corp.

     Toll Corp. is an indirect, wholly-owned, consolidated subsidiary of Toll Brothers, Inc. Other than the financing of other subsidiaries of Toll Brothers, Inc. by lending the proceeds of the notes offered in this prospectus supplement and similar activities related to previous offerings of debt securities, Toll Corp. has no independent operations and generates no operating revenues.

                                  The Offering

Issuer............................Toll Corp., a Delaware corporation.

The Notes.........................$175,000,000 aggregate principal amount of 8%
                                  Senior Subordinated Notes due 2009, of which
                                  $100,000,000 is being offered in this
                                  prospectus supplement.

Guarantee.........................Payment of principal and interest on the notes will be fully and unconditionally guaranteed on a senior subordinated basis by Toll Brothers, Inc.

Maturity..........................The notes will mature on May 1, 2009.

Payment of Interest...............Interest on the notes at the rate of 8% per annum will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1999.

Redemption at the Option
  of the Issuer...................On or after May 1, 2004, Toll Corp. may, upon at least 30 days notice, redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus supplement, together with accrued and unpaid interest thereon.

Subordination.....................The notes will be unsecured obligations of
                                  Toll Corp. and will be junior in right of payment to all existing and future senior indebtedness, as defined in this prospectus supplement, of Toll Corp. The guarantee will be an unsecured obligation of Toll Brothers, Inc. and will be junior in right of payment to all existing and future senior indebtedness, as defined in this prospectus supplement, of Toll Brothers, Inc. The notes and the guarantee will be effectively junior to all existing and future claims of creditors of Toll Brothers, Inc.'s other subsidiaries. As of January 31, 1999, after giving effect to the issuance of the notes and the application of the net proceeds of the sale of the notes, the amount of liabilities of Toll Brothers, Inc. and its subsidiaries effectively ranking senior in right of payment to the notes, including senior indebtedness of Toll Corp. and Toll Brothers, Inc. and liabilities of Toll Brothers, Inc.'s subsidiaries other than Toll Corp., but excluding collateralized mortgage financing, would have been $664,192,000. Although the indenture that governs the notes contains limitations on the incurrence of additional indebtedness, Toll Brothers, Inc. and its subsidiaries currently could incur significant additional indebtedness, including senior indebtedness.

Use of Proceeds...................We estimate that the net proceeds from this offering will be approximately $98.9 million. We intend to use these proceeds:

                                  o to repay $50 million of bank indebtedness
                                    under Toll Brothers, Inc.'s revolving credit facility; and

                                  o the balance for general corporate purposes,
                                    which may include acquisition of residential development property, and working capital needs.

                                  Pending these applications, the net proceeds are expected to be invested in high-grade, short-term, marketable, interest-bearing securities.

Certain Covenants.................The indenture under which the notes will be issued will contain covenants that, among other things, limit the ability of Toll Brothers, Inc. and its subsidiaries to (a) incur additional indebtedness and (b) pay dividends or make other distributions and certain investments.

                          Principal Executive Offices

     The principal executive offices of both Toll Brothers, Inc. and Toll Corp. are located at 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006-4298. The telephone number at the principal executive offices is (215) 938-8000.

         Summary Consolidated Financial Information and Operating Data
                   (Dollars in Thousands, Except for Ratios)

     The following summary consolidated financial information for the five years ended October 31, 1998 is derived from audited consolidated financial statements. The summary consolidated financial information for the three months ended January 31, 1999 and 1998 is derived from unaudited quarterly consolidated financial statements.

                                                                                                          Three Months Ended
                                                          Year Ended October 31,                             January 31,
                                       ------------------------------------------------------------    ------------------------
                                         1994        1995        1996         1997          1998          1998          1999
                                       --------    --------    --------    ----------    ----------    ----------    ----------
Income Statement Data:
Revenues............................   $504,064    $646,339    $760,707    $  971,660    $1,210,816    $  244,715    $  272,866
                                       --------    --------    --------    ----------    ----------    ----------    ----------
Costs and Expenses
Land and housing construction.......    380,240     485,009     580,990       748,323       933,853       188,850       210,961
Selling, general and
  administrative....................     48,789      59,684      69,735        86,301       106,729        23,518        26,589
Interest............................     18,195      22,207      24,189        29,390        35,941         7,031         7,747
                                       --------    --------    --------    ----------    ----------    ----------    ----------
                                        447,224     566,900     674,914       864,014     1,076,523       219,399       245,297
                                       --------    --------    --------    ----------    ----------    ----------    ----------
Income before income taxes and
  extraordinary item................   $ 56,840    $ 79,439    $ 85,793    $  107,646    $  134,293    $   25,316    $   27,569
                                       ========    ========    ========    ==========    ==========    ==========    ==========
Income before extraordinary
  item..............................   $ 36,177    $ 49,932    $ 53,744    $   67,847    $   85,819    $   16,555    $   17,438
Extraordinary loss from
  extinguishment of debt, net of
  income taxes......................                                           (2,772)       (1,115)                     (1,461)
                                       --------    --------    --------    ----------    ----------    ----------    ----------
Net Income..........................   $ 36,177    $ 49,932    $ 53,744    $   65,075    $   84,704    $   16,555    $   15,977
                                       ========    ========    ========    ==========    ==========    ==========    ==========
Other Financial Data:
Depreciation and amortization.......   $  2,687    $  2,943    $  3,306    $    4,055    $    5,611    $    1,636    $    1,256
Interest incurred...................   $ 21,701    $ 25,780    $ 27,695    $   35,242    $   38,331    $   10,353    $   10,126
Ratio of earnings to fixed charges,
  including consolidated mortgage
  financing partnerships(1).........       3.37        3.82        3.87          3.81          4.35          3.07          3.43

                                                                                                          Three Months Ended
                                                               October 31,                                   January 31,
                                       ------------------------------------------------------------    ------------------------
                                         1994        1995        1996         1997          1998          1998          1999
                                       --------    --------    --------    ----------    ----------    ----------    ----------
Balance Sheet Data:
Assets
Inventory...........................   $506,347    $623,830    $772,471    $  921,595    $1,111,863    $  979,623    $1,208,207
                                       ========    ========    ========    ==========    ==========    ==========    ==========
Total assets........................   $586,893    $692,457    $837,926    $1,118,626    $1,254,468    $1,125,598    $1,475,487
                                       ========    ========    ========    ==========    ==========    ==========    ==========
Debt
Loans payable.......................   $ 17,506    $ 59,057    $132,109    $  189,579    $  182,292    $  184,292    $  240,871
Subordinated debt...................    227,969     221,226     208,415       319,924       269,296       269,234       439,316
Collateralized mortgage
  obligations.......................      4,686       3,912       2,816         2,577         1,384         2,457         1,377
                                       --------    --------    --------    ----------    ----------    ----------    ----------
Total debt..........................   $250,161    $284,195    $343,340    $  512,080    $  452,972    $  455,983    $  681,564
                                       ========    ========    ========    ==========    ==========    ==========    ==========
Shareholders' equity................   $204,176    $256,659    $314,677    $  385,252    $  525,756    $  458,725    $  543,907
                                       ========    ========    ========    ==========    ==========    ==========    ==========

                                                                                                          Three Months Ended
                                                          Year Ended October 31,                             January 31,
                                       ------------------------------------------------------------    ------------------------
                                         1994        1995        1996         1997          1998          1998          1999
                                       --------    --------    --------    ----------    ----------    ----------    ----------
Summary Operating Data:
Number of homes closed..............      1,583       1,825       2,109         2,517         3,099           645           674
Number of homes contracted..........      1,716       1,846       2,398         2,701         3,387           675           756
Sales value of homes
  contracted........................   $586,941    $660,467    $884,677    $1,069,279    $1,383,093    $  270,420    $  309,280
Number of homes in backlog, end of
  period(2).........................      1,025       1,078       1,367         1,551         1,892         1,634         1,974
Sales value of backlog, end of
  period(2).........................   $370,560    $400,820    $526,194    $  627,220    $  814,714    $  665,097    $  853,312

------------------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary loss and change in accounting plus interest expense and fixed charges except interest incurred. Fixed charges consist of interest incurred (whether expensed or capitalized), the portion of rent expense that is representative of the interest factor (one-third of rent expense), and amortization of debt discount and issuance costs.

(2) Backlog consists of homes which were under contract but not closed at the end of the period.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be approximately $98.9 million. We intend to use these proceeds to repay $50 million of bank indebtedness under the revolving credit facility of Toll Brothers, Inc. ("Toll Brothers"), and to use the balance for general corporate purposes, which may include acquisition of residential development property, and working capital needs. Pending these applications, the net proceeds are expected to be invested in high-grade, short-term, marketable, interest-bearing securities.

     Toll Brothers has a $415,000,000 unsecured revolving credit facility with fourteen banks which extends through February 2003. Interest is payable on short-term borrowings under the facility at 0.575% above the Eurodollar rate or at other specified variable rates as selected by Toll Brothers from time to time. Toll Brothers is currently paying interest at rates ranging from 5.54% to 5.64%. The indebtedness outstanding under the revolving credit facility was incurred to acquire residential development property and to fund Toll Brothers' working capital requirements.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Toll Brothers at January 31, 1999 and as adjusted to give effect to the sale of the notes and the application of the estimated net proceeds.

                                                                                           January 31, 1999
                                                                                     ----------------------------
                                                                                       Actual      As Adjusted(4)
                                                                                     ----------    --------------
                                                                                           (in thousands)
Debt:
  Loans payable(1)................................................................   $  240,871      $  190,871
  9 1/2% Senior Subordinated Notes due 2003(2)....................................       69,960
  8 3/4% Senior Subordinated Notes due 2006.......................................      100,000         100,000
  7 3/4% Senior Subordinated Notes due 2007.......................................      100,000         100,000
  8 1/8% Senior Subordinated Notes due 2009.......................................      170,000         170,000
  8% Senior Subordinated Notes due 2009...........................................                      100,000
  Collateralized mortgage obligations payable.....................................        1,377           1,377
                                                                                     ----------      ----------
    Total debt....................................................................      682,208         662,248
                                                                                     ----------      ----------
Shareholders' equity(3):
  Preferred stock, par value $.01 per share; none issued..........................
  Common stock, par value $.01 per share; 37,022,000 issued.......................          370             370
  Additional paid-in capital......................................................      106,751         106,751
  Retained earnings...............................................................      437,076         437,076
  Treasury stock, 12,000 shares...................................................         (290)           (290)
                                                                                     ----------      ----------
  Total shareholders' equity......................................................      543,907         543,907
                                                                                     ----------      ----------
  Total debt and shareholders' equity.............................................   $1,226,115      $1,206,155
                                                                                     ==========      ==========

------------------
(1) Toll Brothers has a $415 million unsecured revolving credit facility with fourteen banks which extends through February 2003. As of January 31, 1999, Toll Brothers had $110 million of loans and approximately $28.4 million of letters of credit outstanding under the facility. In addition, Toll Brothers had outstanding $106 million of term loans from a number of banks and $24.9 million of purchase money mortgage payables.

(2) Reflects the redemption of the 9 1/2% Notes redeemed on March 15, 1999 using the proceeds of the 8 1/8% Notes issued January 27, 1999.

(3) Toll Brothers' authorized capital stock consists of 45,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. Toll Brothers' Certificate of Incorporation, as amended, authorizes the board of directors to increase the number of authorized shares of Common Stock to 100,000,000 shares and the number of shares of authorized Preferred Stock to 15,000,000 shares.

(4) As adjusted to give effect to the sale of the notes and the application of the proceeds.

                                      BUSINESS

     Toll Brothers, a Delaware corporation formed in May 1986, commenced its business operations, through predecessor entities, in 1967. Toll Brothers designs, builds, markets and arranges financing for single family detached and attached homes in middle and high income residential communities catering to both move-up and empty nester homebuyers in eighteen states and six regions around the country. The communities are generally located on land that Toll Brothers has either developed or acquired fully approved and, in some cases, improved. Currently, Toll Brothers operates in major suburban residential areas of:

     o southeastern Pennsylvania and Delaware
     o central New Jersey
     o Virginia and Maryland suburbs of Washington, D.C.
     o Boston, Massachusetts metropolitan area
     o southern Connnecticut
     o Westchester County, New York
     o southern and northern California
     o Raleigh and Charlotte, North Carolina
     o metro Phoenix, Arizona
     o Dallas and Austin, Texas
     o east and west coasts of Florida
     o Las Vegas, Nevada
     o Columbus, Ohio
     o Nashville, Tennessee
     o Detroit, Michigan
     o Chicago, Illinois

Toll Brothers continues to explore additional geographic areas for expansion. Toll Brothers markets its homes primarily to middle-income and upper-income buyers, emphasizing high quality construction and customer satisfaction. Toll Brothers also operates its own architectural, engineering, mortgage, title, security monitoring, landscape, insurance brokerage, component assembly and manufacturing operations.

     In January 1999, Toll Brothers entered into an agreement to acquire the Silverman Companies, a Detroit, Michigan homebuilder and developer of luxury apartments for cash and the assumption of debt totaling approximately $60,000,000. The Silverman Companies own or control approximately 2,400 home sites and interests in land for approximately 1,600 apartments. The acquisition of the homebuilding operations was completed in March 1999 and is expected to add to earnings in fiscal 1999. The acquisition of the apartment operations is expected to be completed during the second half of Toll Brothers' 1999 fiscal year. The acquisition price is not material to the financial position of Toll Brothers.

     As of October 31, 1998, Toll Brothers was offering homes for sale in 122 communities containing over 10,500 home sites which were owned or controlled through options. Toll Brothers also owned or controlled approximately 19,800 home sites in proposed communities.

     Single family detached homes were being offered at prices, excluding customized options, generally ranging from $132,000 to $832,000 with an average base sales price of $396,000. Attached homes, excluding customized options, were being offered at prices generally ranging from $103,000 to $535,000, with an average base sales price of $229,000. In the five years ended October 31, 1998, Toll Brothers delivered more than 11,000 homes in 250 communities.

     In recognition of its achievements, Toll Brothers has received numerous awards from national, state and local homebuilder publications and associations. In fiscal 1996, Toll Brothers was selected "America's Best Builder" by the National Association of Home Builders (the "NAHB") and Builder magazine in recognition of its excellent financial performance, unique custom-production system for building luxury homes in high volume and the excellence of its designs. In 1995, Toll Brothers received the National Housing Quality Award from the NAHB, which recognized Toll Brothers' outstanding commitment to total quality management and continuous improvement. In 1994, Toll Brothers received one of the first place awards in the "Build America Beautiful" Awards Program, sponsored by Better Homes and Gardens magazine, the NAHB and Keep America Beautiful, Inc., in recognition of its programs to improve the handling of solid waste on construction sites. In 1988, Toll Brothers was named "The Builder of the Year" by Professional Builder magazine.

     On January 31, 1999 and 1998, Toll Brothers had backlogs of $853,312,000 (1,974 homes) and $665,097,000 (1,634 homes), respectively. Substantially all homes in backlog at January 31, 1999 are expected to be delivered by January 31, 2000.

     Toll Brothers generally attempts to reduce certain risks homebuilders encounter by controlling land for future development through options whenever possible, which allows Toll Brothers to obtain the necessary governmental approvals before acquiring title to the land; by generally beginning construction of homes after an agreement of sale has been executed with a buyer; and by using subcontractors to perform home construction and land development work on a fixed-price basis. In order to obtain better terms or prices or due to competitive pressures, Toll Brothers has purchased several properties outright, or acquired the underlying mortgage, prior to obtaining all of the necessary governmental approvals needed to commence development.

     In 1998, Toll Brothers formed a group of entities (collectively, the "Real Estate Group") to take advantage of commercial real estate opportunities which may present themselves from time to time. These opportunities may be the result of commercial parcels, attached to larger properties that Toll Brothers has acquired or may acquire for its homebuilding operations, or from the direct acquisition of unrelated land or operating properties. At October 31, 1998 the primary assets of the Real Estate Group consisted of $6,000,000 in cash contributed by Toll Brothers.

     In November 1998, Robert I. Toll, Bruce E. Toll, Zvi Barzilay, Joel Rassman, all of whom are executive officers and directors of Toll Brothers, and other officers of Toll Brothers (the "Partners") contributed their partnership interests in an apartment complex under construction in exchange for a fifty percent ownership interest in the Real Estate Group. Based upon independent valuations obtained by Toll Brothers and reviewed by the board of directors, the board of directors determined that the value of the assets received, net of liabilities assumed was at least equal to the consideration given to the Partners. In December 1998, an independent pension fund agreed to contribute a total of $10,000,000 (a $6,000,000 initial cash contribution and $4,000,000 in future contributions) to the Real Estate Group for a one-third interest in it. Toll Brothers initially expects to realize development, finance and management fees from these activities and, on an ongoing basis, a return on its investment in the Real Estate Group.

The Communities

     Toll Brothers' communities are generally located in suburban areas near major highways with access to major cities. Through 1981, all communities were located in southeastern Pennsylvania.

     Toll Brothers expanded outside of Pennsylvania as shown in the table below:

                                            Fiscal Year
                  State                      of Entry
-----------------------------------------   -----------
New Jersey...............................       1982
Delaware.................................       1987
Massachusetts............................       1987
Maryland.................................       1988
Virginia.................................       1992
Connecticut..............................       1992
New York.................................       1993
California...............................       1994
North Carolina...........................       1994

                                            Fiscal Year
                  State                      of Entry
-----------------------------------------   -----------
Texas....................................       1995
Arizona..................................       1995
Florida..................................       1995
Ohio.....................................       1997
Tennessee................................       1998
Nevada...................................       1998
Michigan.................................       1999
Illinois.................................       1999

Toll Brothers entered the metro Phoenix, Arizona market and the Las Vegas, Nevada market, in each case through the acquisition of assets of a privately owned homebuilder.

     Toll Brothers emphasizes its high-quality, detached single family homes that are marketed primarily to the "upscale" luxury market, generally those persons who have previously owned a principal residence seeking to buy a larger home -- the so-called "move-up" market. Toll Brothers believes its reputation as a developer of homes for this market enhances its competitive position with respect to the sale of more moderately priced detached homes, as well as attached homes. Toll Brothers also markets to the 50+ year-old "empty nester" and believes that this market has strong growth potential. Toll Brothers has developed a number of home designs that it believes will appeal to this category of home buyer and integrated these designs into its communities along with its other homes. Toll Brothers expects to open for sale its first age-restricted community in 1999.

     Each single family home community offers several home plans, with the opportunity for home buyers to select various exterior styles. The communities are designed to fit existing land characteristics, blending winding streets, cul-de-sacs and underground utilities to establish a pleasant environment. Toll Brothers strives to create a diversity of architectural styles within an overall planned community. This diversity arises from variations among the models offered and in exterior design options of homes of the same basic floor plan, from the preservation of existing trees and foliage whenever practicable, and from the curving street layout, which allows relatively few homes to be seen from any vantage point. Normally, homes of the same type or color may not be built next to each other. The communities have attractive entrances with distinctive signage and landscaping. Toll Brothers believes this avoids a "development" appearance and gives each community a diversified neighborhood appearance that enhances home values.

     Toll Brothers' attached home communities generally offer one to three story homes, provide for limited exterior options and often contain commonly owned recreational acreage with swimming pools and tennis courts. These communities have associations through which homeowners jointly act for their common interest.

     It is Toll Brothers' belief that the homes built by it in its named communities provide homeowners with additional value upon resale.

The Homes

     Most single family detached-home communities offer at least three different home plans, each with several substantially different architectural styles. For example, the same basic floor plan may be selected with a Colonial, Georgian, Federal or Provincial design, and exteriors may be varied further by the use of stone, stucco, brick or siding. Attached home communities generally offer two or three different floor plans with two, three or four bedrooms.

     In all of Toll Brothers' communities, various options are available to the purchaser for an additional charge. The options typically are more numerous and significant on the more expensive homes. Major options include additional garages, additional rooms, finished lofts and additional fireplaces. As a result of the additional charges for such options, the average sales price was approximately 19% higher than the base sales price during fiscal 1998.

     The range of base sales prices for Toll Brothers' lines of homes as of October 31, 1998, was as follows:

Single Family Detached Homes:
  Move-up..................................................................   $132,000 - $413,000
  Executive................................................................    256,000 -  654,000
  Estate...................................................................    279,000 -  832,000
Attached Homes:
  Townhomes................................................................    103,000 -  283,000
  Carriage Homes...........................................................    207,000 -  535,000

     Contracts for the sale of homes are at fixed prices. The prices at which homes are offered have generally increased from time to time during the sellout period for each community; however, there can be no assurance that sales prices will increase in the future.

     Toll Brothers uses some of the same basic home designs in similar communities. However, Toll Brothers is continuously developing new designs to replace or augment existing ones to assure that its homes reflect current consumer preferences. For new designs, Toll Brothers has its own architectural staff and also engages unaffiliated architectural firms. During the past year, Toll Brothers has introduced approximately 39 new models.

     Toll Brothers operates in six regions throughout the United States. The following table summarizes by region Toll Brothers' closings and new contracts signed for fiscal 1998 and backlog as of October 31, 1998:

                                             Closings             New Contracts            Backlog
                                        -------------------    -------------------    -----------------
Region                                  Units       $000       Units       $000       Units      $000
------                                  -----    ----------    -----    ----------    -----    --------
Northeast (MA, NY, CT, NJ)...........   1,054    $  417,200    1,005    $  433,200      565    $264,600
Midatlantic (PA, DE, MD, VA).........   1,220       457,900    1,389       541,800      699     278,200
Southeast (NC, TN, FL)...............     176        72,800      224       103,800      132      65,800
Southwest (AZ, NV, TX)...............     462       141,000      611       207,700      412     153,900
Midwest (OH).........................       7         3,100       27        12,100       21       9,500
West (CA)............................     180       114,300      131        84,700       63      42,700
                                        -----    ----------    -----    ----------    -----    --------
  Total..............................   3,099    $1,206,300    3,387    $1,383,300    1,892    $814,700
                                        =====    ==========    =====    ==========    =====    ========

     The following table summarizes certain information with respect to residential communities under development as of October 31, 1998:

                                                                                          Homes
                                                                                          Under
                                                  Number of       Homes      Homes     Contract and    Home Sites
State                                             Communities    Approved    Closed     Not Closed      Available
-----                                             -----------    --------    ------    ------------    ----------
Arizona........................................        20          1,485        397          286            802
California.....................................         8            889        295           63            531
Connecticut....................................         6            282        147           17            118
Delaware.......................................         1            150          0           17            133
Florida........................................        11            819        143           98            578
Illinois.......................................         2            102          0            0            102
Massachusetts..................................         5            362         95           63            204
Maryland.......................................         7            780        275           77            428
Michigan.......................................         1             28          0            0             28
Nevada.........................................         5            600        113           51            436
New Jersey:
  Central......................................        19          1,688        537          270            881
  North central................................         4            627        209           61            357
  South central................................         4            710        357           70            283
New York.......................................         8            522        106           84            332
North Carolina.................................         5            586        205           27            354
Ohio...........................................         3            192          7           21            164
Pennsylvania...................................        30          3,411      1,542          420          1,449
Tennessee......................................         4            273          2            7            264
Texas..........................................         8            920        146           75            699
Virginia.......................................        12          1,270        589          185            496
                                                      ---         ------     ------       ------         ------
  Total........................................       163(1)      15,696      5,165        1,892          8,639(2)
                                                      ===         ======     ======       ======         ======

------------------

(1) Of these 163 communities, 122 had homes being offered for sale, 17 had not yet opened for sale and 24 had been sold out but not all closings had been completed. Of the 122 communities in which homes were being offered for sale, 115 were single family detached-home communities containing a total of 147 homes under construction but not under contract (exclusive of model homes) and 7 were attached home communities containing a total of 7 homes under construction but not under contract (exclusive of model homes).

(2) On October 31, 1998, significant site improvements had not commenced on approximately 4,809 of the 8,639 available home sites. Of the 8,639 available home sites, 697 were not owned by Toll Brothers, but were controlled through options.

Land Policy

     Before entering into a contract to acquire land, Toll Brothers completes extensive comparative studies and analyses on detailed internally-designed forms that assist it in evaluating the acquisition. Toll Brothers generally attempts to follow a policy of acquiring options to purchase land for future communities. However, in order to obtain better terms or prices, or due to competitive pressures, it has at times acquired property outright. In addition, it has at times acquired the underlying mortgage on a property and subsequently obtained title to that property.

     The options or purchase agreements are generally on a non-recourse basis, thereby limiting Toll Brothers' financial exposure to the amounts invested in property and pre-development costs. The use of options or purchase agreements may increase the price of land that Toll Brothers eventually acquires, but significantly reduces risk. It also allows Toll Brothers to obtain necessary development approvals before acquisition of the land, which generally enhances the value of the options and the land eventually acquired. Toll Brothers' purchase agreements are typically subject to numerous conditions including, but not limited to, its ability to obtain necessary governmental approvals for the proposed community. Often, the down payment on the agreement will be returned to Toll Brothers if all approvals are not obtained, although pre-development costs may not be recoverable. Toll Brothers has the ability to extend many of these options for varying periods of time, in some cases by the payment of an additional deposit and in some cases without an additional payment. Toll Brothers has the right to cancel any of its land agreements by forfeiture of its down payment on the agreement. In these instances, Toll Brothers generally is not able to recover any pre-development costs.

     During the early 1990's, due to the recession and the difficulties other builders and land developers had in obtaining financing, the number of buyers competing for land in Toll Brothers' market areas diminished, while the number of sellers increased, resulting in more advantageous prices for land acquisitions made by Toll Brothers. Further, many of the land parcels offered for sale were fully approved, and often improved, subdivisions. Generally, such types of subdivisions previously had not been available for acquisition in Toll Brothers' market area. Toll Brothers purchased several such subdivisions outright and acquired control of several others through option contracts.

     Due to the improvement in the economy and the increased availability of capital during the past several years, Toll Brothers has seen an increase in competition for available land in its market areas. The continuation of Toll Brothers' development activities over the long term will be dependent upon its continued ability to locate, enter into contracts to acquire, obtain governmental approvals for, consummate the acquisition of, and improve suitable parcels of land.

     While Toll Brothers believes that there is significant diversity in its Northeast and Mid-Atlantic markets and that this diversity provides protection from the vagaries of individual local economies, it believes that a greater geographic diversification will provide additional protection and more opportunities for growth. During the past five years, Toll Brothers has expanded into Arizona, California, Florida, Illinois, Michigan, Nevada, North Carolina, Ohio, Tennessee and Texas. Toll Brothers continues to look for new markets.

     The following is a summary of the parcels of land that Toll Brothers either owns or controls through options at October 31, 1998 for proposed communities, as distinguished from those currently under development:

                                                             Number of     Number of      Number of
State                                                       Communities      Acres       Homes Planned
-----                                                       -----------    ---------     -------------
Arizona..................................................         4             160            378
California...............................................        11             896            911
Colorado.................................................         2             164            235
Connecticut..............................................         2             241            100
Delaware.................................................         1             172             75
Florida..................................................        12           1,850          2,233
Maryland.................................................         4             236            542
Massachusetts............................................         2             265            256
Michigan.................................................        11           1,400          1,093
New Jersey
  Central................................................        19           1,973          2,624
  North central..........................................         9           1,350            789
  South central..........................................         3             545            717
New York.................................................         2              49             67
North Carolina...........................................         5             621            811
Ohio.....................................................         2             140            160
Pennsylvania.............................................        27           2,421          3,119
Rhode Island.............................................         2              50            134
Tennessee................................................         1             152            136
Texas....................................................         4             146            358
Virginia.................................................        26           2,768          5,112
                                                                ---         -------        -------
  Total..................................................       149          15,599         19,850(1)
                                                                ===         =======        =======

------------------

(1) Of the 19,850 planned home sites, 5,744 lots are owned.

     The aggregate purchase price of land parcels under option at October 31, 1998 was approximately $435,966,000 of which $28,921,000 had been paid or deposited.

     Toll Brothers evaluates all of the land under control for proposed communities on an ongoing basis with respect to economic and market feasibility which resulted in approximately $1,685,000 of capitalized costs related to proposed communities being charged to expense in fiscal 1998 because they were no longer deemed to be recoverable.

     There can be no assurance that Toll Brothers will be successful in securing necessary development approvals for the land currently under its control or for land which it may acquire control of in the future or, that upon obtaining the development approvals, it will elect to complete its purchases under the options. Toll Brothers has generally been successful in the past in obtaining governmental approvals, has substantial land currently under its control for which it is seeking approvals (as set forth in the table above), and devotes significant resources to locating suitable land for future development and to obtaining the required approvals on land under its control. Failure to locate sufficient suitable land or to obtain necessary governmental approvals, however, may impair the ability of Toll Brothers over the long-term to maintain current levels of development activities.

     Toll Brothers generally has not purchased land for speculation or with the contemplation of selling it for profit. Toll Brothers believes that it has an adequate supply of land in its existing communities and in land held for future development (assuming that all properties are developed) to maintain its operations at its current levels for several years.

Community Development

     Toll Brothers expends considerable effort in developing a concept for each community, which includes determination of size, style and price range of the homes, layout of the streets and individual lots, and overall community design. After obtaining the necessary governmental subdivision and other approvals, which can sometimes require several years, Toll Brothers improves the land by grading and clearing it, installing roads, underground utility lines and pipes, erecting distinctive entrance structures, and staking out individual home sites.

     Each community is managed by a project manager who is located at the site. Working with construction managers, marketing personnel and, when required, other internal and outside professionals such as engineers, architects and legal counsel, the project manager is responsible for supervising and coordinating the various developmental steps from acquisition through the approval stage, marketing, construction and customer service, including monitoring the progress of work and controlling expenditures. Major decisions regarding each community are made by senior members of management.

     Toll Brothers recognizes revenue only at the point which title and possession are transferred to the buyer, which generally occurs shortly after home construction is substantially completed. The most significant variable affecting the timing of Toll Brothers' revenue stream, other than housing demand, is receipt of final regulatory approvals, which, in turn, permits it to begin the process of obtaining executed contracts for sales of homes. Receipt of final approvals is not seasonal. Although sales and construction activities vary somewhat with the seasons, affecting the timing of closings, any seasonal effect is relatively insignificant compared to the effect of receipt of final governmental approvals.

     Subcontractors perform all home construction and land development work, generally under fixed-price contracts. Toll Brothers acts as a general contractor and purchases some, but not all, of the building supplies it requires. While Toll Brothers has experienced some shortages in the availability of subcontractors in some markets, it does not anticipate any material effect from these shortages in its homebuilding operations. Toll Brothers' construction managers and assistant managers coordinate subcontracting activities and supervise all aspects of construction work and quality control. One of the ways Toll Brothers seeks to achieve home buyer satisfaction is by providing its construction managers with incentive compensation arrangements based on each home buyer's satisfaction based on their responses on pre-closing and post-closing checklists.

     Toll Brothers maintains insurance to protect against certain risks associated with its activities. These insurance coverages include, among others, general liability, "all-risk" property, workers' compensation, automobile, and employee fidelity. Toll Brothers believes the amounts and extent of such insurance coverages are adequate.

Marketing

     Toll Brothers believes that its marketing strategy, which emphasizes its more expensive "Estate" and "Executive" lines of homes, has enhanced its reputation as a builder-developer of high-quality upscale housing. Toll Brothers believes this reputation results in greater demand for all of its lines of homes. Toll Brothers generally includes attractive decorative moldings such as chair rails, crown moldings, dentil moldings and other aesthetic features, even in its less expensive homes, on the basis that this additional construction expense is important to its marketing effort.

     In addition to relying on management's extensive experience, Toll Brothers determines the prices for its homes through an internally-designed value analysis program that compares a Toll Brothers home with homes offered by other builders in the relevant marketing area. Toll Brothers accomplishes this by assigning a positive or negative dollar value to differences in product features, such as amenities, location and marketing.

     Toll Brothers expends great effort in creating its model homes, which play an important role in its marketing. In its models, Toll Brothers creates an attractive atmosphere, with bread baking in the oven, fires burning in fireplaces, and music playing in the background. Interior decorations vary among the models and are carefully selected based upon the lifestyles of the prospective buyers. During the past several years, Toll Brothers has received a number of awards from various homebuilder associations for its interior merchandising.

     The sales office located in each community is generally staffed by Toll Brothers sales personnel, who are compensated with salary and commission. In addition, a significant portion of Toll Brothers' sales is derived from the introduction of customers to its communities by local cooperating realtors.

     Toll Brothers advertises extensively in newspapers, other local and regional publications and on billboards. It also uses videotapes and attractive color brochures to describe each community. It has established a web site on the Internet (http://www.tollbrothers.com) to provide its customers with additional information on Toll Brothers and its homes.

     All of Toll Brothers' homes are sold under a limited warranty as to workmanship and mechanical equipment. Many homebuyers are also provided with a limited ten-year warranty as to structural integrity.

Customer Financing

     Toll Brothers makes arrangements with a variety of mortgage lenders to provide home buyers a range of conventional mortgage financing programs. By making available an array of attractive mortgage programs to qualified purchasers, Toll Brothers is able to better coordinate and expedite the entire sales transaction by ensuring that mortgage commitments are received and that closings take place on a timely and efficient basis. During fiscal 1998, approximately 50% of Toll Brothers' closings were financed through mortgage programs offered by Toll Brothers. In addition, during the same period, Toll Brothers' home buyers, on average, financed approximately 73% of the purchase price of their homes.

     Toll Brothers secures the availability of a variety of competitive market rate mortgage products from both national and regional lenders. This availability is generally obtained at no cost to Toll Brothers and is committed for varying lengths of time and amounts.

Competition

     The homebuilding business is highly competitive and fragmented. Toll Brothers competes with numerous homebuilders of varying size, ranging from local to national in scope, some of which have greater sales and financial resources than Toll Brothers. Resales of homes also provide competition. Toll Brothers competes primarily on the basis of price, location, design, quality, service and reputation; however, during the past several years, its financial stability, relative to others in its industry, has become an increasingly favorable competitive factor. Toll Brothers believes that, due to the increased availability of capital, competition has increased during the past several years.

Regulation and Environmental Matters

     Toll Brothers is subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular locality. Toll Brothers has also seen an increase in state and local legislation authorizing the acquisition of land, mainly by governmental, quasi-public and non-profit entities, as dedicated open space. In addition, Toll Brothers is subject to registration and filing requirements in connection with the construction, advertisement and sale of homes in its communities in certain states and localities in which it operates. These laws have not had a material effect on Toll Brothers, except to the extent that application of such laws may have caused it to conclude that development of a proposed community would not be economically feasible, even if any or all necessary governmental approvals were obtained (See "Business-Land Policy"). Toll Brothers may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in the areas in which it operates. Generally, these moratoriums relate to insufficient water or sewage facilities or inadequate road capacity.

     In order to secure approvals, Toll Brothers may have to provide affordable housing at below-market rental or sales prices. The impact on Toll Brothers will depend on how the various state and local governments in the areas in which it engages, or intends to engage, in development, implement their programs for affordable housing. To date, these restrictions have not had a material impact on it. Toll Brothers is also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment ("environmental laws"), as well as the effects of environmental factors. The particular environmental laws that apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause Toll Brothers to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas.

     Toll Brothers maintains a policy of engaging, prior to purchasing land, independent environmental consultants to assess the land for the potential of hazardous or toxic materials, wastes or substances. Because it has generally obtained these assessments for the land it has purchased, Toll Brothers has not been significantly affected to date by the presence of these materials.

                              DESCRIPTION OF NOTES

General

     The notes constitute a single series of Debt Securities, as defined in the prospectus, limited to $175,000,000 aggregate principal amount, of which $100,000,000 principal amount is being offered in this prospectus supplement. The notes will be issued under an indenture, among Toll Corp., Toll Brothers and NBD Bank, a Michigan banking corporation, as trustee, as supplemented by the Authorizing Resolution (as defined in the indenture) relating to the notes, which collectively constitute the indenture governing the notes. The indenture is more fully described in the prospectus. The notes will bear interest from the date of original issuance, at the rate per annum shown on the front cover page of this prospectus supplement, payable on May 1 and November 1 of each year, commencing November 1, 1999 to holders of record at the close of business on April 15 and October 15, as the case may be, immediately preceding the interest payment date. The notes will be due on May 1, 2009 and will be issued in fully registered book-entry form. See "-- Book-Entry System" below.

     The notes are subordinated in right of payment to all senior indebtedness of Toll Corp. under the provisions described under "Subordination of Notes and Guarantee" below. Toll Brothers will unconditionally guarantee on a senior subordinated basis the due and punctual payment of the principal of, and premium, if any, and interest on, the notes, when and as the same become due and payable, whether at maturity, by declaration of acceleration, call for redemption or otherwise. The guarantee is subordinated in right of payment to all senior indebtedness of Toll Brothers pursuant to the provisions described under "Subordination of Notes and Guarantee" below. The notes and the guarantee are not by their terms, nor are they otherwise currently, senior to any indebtedness of Toll Corp. or Toll Brothers, respectively, and have been designated "senior subordinated" primarily because the notes and the guarantee rank equally in right of payment with Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006, 7 3/4% Senior Subordinated Notes due 2007, 8 1/8% Senior Subordinated Notes due 2009 and Toll Brothers' related guarantees.

     Toll Corp., may pay principal and interest by wire transfer or by check and may mail an interest check to the registered address of each holder of each outstanding note (each holder being hereinafter referred to as a "noteholder" or "holder" and collectively as the "noteholders" or "holders"). Noteholders must surrender notes to a paying agent to collect principal payments.

     Initially, the trustee will act as paying agent and registrar with respect to the notes. Toll Corp. may change any paying agent and registrar without notice. The trustee is an affiliate of a participant in Toll Brothers' revolving credit agreement.

     The terms of the notes and the guarantee include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes and the guarantee are subject to all such terms, and the holders are referred to the indenture and the Trust Indenture Act for a statement of them.

Redemption

     Optional Redemption. The notes may be redeemed at any time on or after May 1, 2004 and prior to maturity at the option of Toll Corp., in whole or in part, from time to time, on not less than 30 nor more than 60 days prior notice, mailed by first-class mail to each holder of record at the holder's last address as it shall appear upon the registration books of the registrar, at the following redemption prices, expressed as percentages of the principal amount, in each case with accrued and unpaid interest thereon to the redemption date, if redeemed during the 12-month period beginning May 1 of the following years:

Year                                                       Percentage
----                                                       ----------
2004.....................................................   104.000%
2005.....................................................   102.667%
2006.....................................................   101.333%
2007 and thereafter......................................   100.000%

     Selection for Redemption. If less than all the notes are to be redeemed, selection of notes for redemption will be made by the trustee, if the notes are listed on a national securities exchange, in accordance with the rules of such exchange, or if the notes are not so listed, on a pro rata basis or by lot or in such other manner as the trustee deems appropriate and fair in its discretion in denominations of $1,000 and integral multiples thereof.

Subordination of Notes and Guarantee

     The payment of the principal of, and premium, if any, and interest on, the notes is subordinated in right of payment, in the manner and to the extent set forth in the indenture, to the prior payment in full of all senior indebtedness of Toll Corp. (herein, "Senior Indebtedness of Toll Corp." and referred to in the indenture as "Senior Indebtedness of the Company," as further defined below) whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed. Upon (1) the maturity of any Senior Indebtedness of Toll Corp. by lapse of time, acceleration (unless waived) or otherwise, or (2) any distribution of the assets of Toll Corp. upon any dissolution, winding up, liquidation or reorganization of Toll Corp., the holders of Senior Indebtedness of Toll Corp. will be entitled to receive payment in full before the holders of the notes will be entitled to receive any payments on the notes. If, in any of the situations referred to in clause (1) or
(2) above, a payment is made to the trustee or to the noteholders by Toll Corp. before all Senior Indebtedness of Toll Corp. has been paid in full or provision has been made for such payment, the payment to the trustee or the noteholders must be paid over to the holders of Senior Indebtedness of Toll Corp.

     Senior Indebtedness of Toll Corp. (referred to in the indenture as "Senior Indebtedness of the Company") is defined as the principal of, and premium, if any, and interest on, any indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by Toll Corp.
(1) under Toll Brothers' revolving credit agreement, (2) for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments), or (3) in connection with the acquisition by it of any other business, property or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing the indebtedness expressly provide that the indebtedness is not superior in right of payment to the payment of the principal of, and premium, if any, and interest on, the notes. Senior Indebtedness of Toll Corp. shall not include
(1) indebtedness or amounts owed for compensation to employees, for goods or materials purchased in the ordinary course of business, or for services,
(2) indebtednesss of Toll Corp. to Toll Brothers or any subsidiary (as defined in the indenture) for money borrowed or advances from such entities, (3) Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006 (which will rank equally in right of payment with the notes), (4) Toll Corp.'s 7 3/4% Senior Subordinated Notes due 2007 (which will rank equally in right of payment with the notes), (5) Toll Corp.'s 8 1/8% Senior Subordinated Notes due 2009 (which will rank equally in right of payment with the notes) and (6) the notes.

     The payment of the principal of, and premium, if any, and interest on, the notes pursuant to the guarantee will be subordinated in right of payment, in the manner and to the extent set forth in the indenture, to the prior payment in full of all senior indebtedness of Toll Brothers (in this prospectus supplement, "Senior Indebtedness of Toll Brothers" and referred to in the indenture as "Senior Indebtedness of the Guarantor", as further defined below), whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed. Upon (1) the maturity of any Senior Indebtedness of Toll Brothers by lapse of time, acceleration (unless waived) or otherwise or (2) any distribution of the assets of Toll Brothers upon any dissolution, winding up, liquidation or reorganization of Toll Brothers, the holders of Senior Indebtedness of Toll Brothers will be entitled to receive payment in full before the holders of the notes will be entitled to receive any payments on the notes pursuant to the guarantee. If, in any of the situations referred to in clause (1) or (2) above, a payment is made to the trustee or to the noteholders by Toll Brothers before all Senior Indebtedness of Toll Brothers has been paid in full or provision has been made for such payment, the payment to the trustee or noteholders must be paid over to the holders of Senior Indebtedness of Toll Brothers.

     Senior Indebtedness of Toll Brothers is defined as the principal of, and premium, if any, and interest on, any indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by Toll Brothers, (1) under Toll Brothers' revolving credit agreement, or (2) for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments), or (3) in connection with the acquisition by it of any other business, property or entity, and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing the indebtedness expressly provide that the indebtedness is not superior in right of payment to the payment of the notes pursuant to the guarantee. Senior Indebtedness of Toll Brothers does not include (1) the guarantee, (2) indebtedness of Toll Brothers to any subsidiary for money borrowed or advances from the subsidiary, (3) Toll Brothers' guarantee of Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006, which will rank equally in right of payment with the guarantee, (4) Toll Brothers' guarantee of Toll Corp.'s 7 3/4% Senior Subordinated Notes due 2007, which will rank equally in right of payment with the guarantee, and (5) Toll Brothers' guarantee of Toll Corp.'s 8 1/8% Senior Subordinated Notes due 2009, which will rank equally in right of payment with the guarantee.

     Toll Brothers' assets consist principally of the stock of the subsidiaries. Therefore, its rights and the rights of its creditors, including the holders of the notes under the indenture, to participate in the assets of any subsidiary, other than Toll Corp., upon liquidation, recapitalization or otherwise will be subject to the prior claims of the subsidiary's creditors, including the banks, that have provided and are providing to any of the subsidiaries a revolving credit facility under Toll Brothers' revolving credit agreement pursuant to which Toll Brothers and the other subsidiaries, including Toll Corp., have guaranteed or will guarantee the obligations owing to such banks, except to the extent that claims of Toll Brothers itself as a creditor of the subsidiary may be recognized.

     As of January 31, 1999, after giving effect to the issuance of the notes and the application of the net proceeds from the sale of the notes, the amount of outstanding indebtedness of Toll Brothers and its subsidiaries effectively ranking senior in right of payment to the notes, excluding collateralized mortgage financing, would have been $664,192,000.

Certain Covenants

     Maintenance of Consolidated Net Worth. The indenture provides that if the Consolidated Net Worth of Toll Brothers and its subsidiaries at the end of any two consecutive fiscal quarters is less than $55,000,000, then Toll Brothers will cause Toll Corp. to offer to repurchase (the "Offer") on the last day of the fiscal quarter next following the second fiscal quarter, or, if the second fiscal quarter ends on the last day of Toll Brothers' fiscal year, 120 days following the last day of the second fiscal quarter (the "Purchase Date"), $7,500,000 aggregate principal amount of notes (or such lesser amount as may be outstanding at the time) at a purchase price equal to their principal amount plus accrued and unpaid interest to the Purchase Date. Toll Corp. may credit against its obligation to offer to repurchase notes on a Purchase Date the principal amount of (1) notes acquired by Toll Corp. and surrendered for cancellation otherwise than pursuant to an Offer and (2) notes redeemed or called for redemption, in each case at least 60 days before the Purchase Date. In no event will the failure to meet the minimum Consolidated Net Worth stated above at the end of any fiscal quarter (a "Consolidated Net Worth shortfall") be counted toward more than one Offer.

     The following example illustrates the maximum number of days between the occurrence of a Consolidated Net Worth shortfall and the required date of repurchase of the notes if a second consecutive Consolidated Net Worth shortfall were to occur. If Toll Brothers' Consolidated Net Worth were to fall below $55,000,000 on the last day of the third fiscal quarter of Toll Brothers' fiscal year, noteholders would not be entitled to have any portion of their notes repurchased as a result unless Toll Brothers' Consolidated Net Worth also were to remain below that amount on the last day of the fourth fiscal quarter of that fiscal year. In that event, Toll Corp. would then be obligated to repurchase the notes pursuant to the related Offer on the day that is 120 days after the last day of the fourth fiscal quarter; that is, 212 days after the date on which the first Consolidated Net Worth shortfall occurred.

     Any Offer to acquire notes as described above will be mailed not less than 30 days nor more than 60 days prior to the Purchase Date to each noteholder at its last registered address. Toll Brothers will comply with Rule 14e-1 under the Securities Exchange Act of 1934, as amended, to the extent that regulation is applicable, in connection with any Offer made pursuant to the terms of the indenture. If an Offer to acquire notes is oversubscribed, Toll Corp. will acquire notes on a pro rata basis (with such adjustment as may be deemed appropriate by Toll Brothers so that only notes in denominations of $1,000 or integral multiples of $1,000 will be acquired).

     Pursuant to the terms of the indentures governing Toll Corp.'s 8 3/4% Senior Subordinated Notes due 2006 (the "8 3/4% Notes"), Toll Corp.'s 7 3/4% Senior Subordinated Notes due 2007 (the "7 3/4% Notes"), and Toll Corp.'s 8 1/8% Senior Subordinated Notes due 2009 (the "8 1/8% Notes"), Toll Corp. is required to repurchase $7,500,000 aggregate principal amount of each of the 8 3/4% Notes, the 7 3/4% Notes and the 8 1/8% Notes (or lesser amounts as may be outstanding at the time) if, with respect to the 8 3/4% Notes, the 7 3/4% Notes and the 8 1/8% Notes, Toll Brothers' consolidated net worth (as defined in the indentures) at the end of any two consecutive fiscal quarters is less than $55,000,000 (a "Net Worth shortfall").

     There are no legal or contractual limitations on Toll Corp.'s ability to repurchase the notes pursuant to an Offer or on Toll Corp.'s ability to repay any other outstanding indebtedness, other than as described under "-- Subordination of Notes and Guarantee". However, in the event Toll Corp. is required to make one or more Offers to acquire the notes, or one or more offers to acquire the 8 3/4% Notes, the 7 3/4% Notes or the 8 1/8% Notes, or any or all of them, in connection with a Consolidated Net Worth shortfall, or a Net Worth shortfall, as applicable, there can be no assurance that Toll Corp. will have sufficient funds available to repurchase the notes, the 8 3/4% Notes, the 7 3/4% Notes or the 8 1/8% Notes.

     Toll Brothers' Consolidated Net Worth as of January 31, 1999 was $543,907,000.

     Limitation on Additional Indebtedness. Toll Brothers will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur, issue, assume, guarantee or in any other manner become liable, contingently or otherwise, with respect to any Indebtedness (or, with respect to Restricted Subsidiaries only, any preferred stock) (whether in liquidation or otherwise) other than Excluded Debt, unless, after giving effect thereto, either (1) the Consolidated Fixed Charge Ratio of Toll Brothers exceeds 1.5:1 or (2) the ratio of Indebtedness (and, if applicable, Restricted Subsidiary preferred stock) of such persons

(excluding, for purposes of this calculation, purchase money mortgages that are Non-Recourse Indebtedness, obligations incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business, Indebtedness of Toll Brothers' directly or indirectly majority-owned mortgage finance Affiliates and Excluded Debt) to Consolidated Adjusted Net Worth of Toll Brothers is less than 4.5:1. Notwithstanding the foregoing, Toll Brothers and its Restricted Subsidiaries may incur, issue, assume, guarantee or otherwise become liable with respect to (1) purchase money mortgages that are Non-Recourse Indebtedness,
(2) obligations incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business, (3) Indebtedness of Toll Brothers' directly or indirectly majority-owned mortgage finance Affiliates and
(4) Indebtedness solely for the purpose of refinancing or repaying any existing Indebtedness or Restricted Subsidiary preferred stock so long as after giving effect to such refinancing or repayment, the sum of total consolidated Indebtedness of Toll Brothers and its Restricted Subsidiaries and the aggregate liquidation preference of Restricted Subsidiary preferred stock is not increased; provided that for purposes of this subparagraph (4), application of the proceeds from the sale of assets of Toll Brothers or its Restricted Subsidiaries in the ordinary course of business to reduce Indebtedness or Restricted Subsidiary preferred stock and the subsequent reborrowing to purchase assets in the ordinary course of business shall be deemed to be a refinancing.

     Currently, Toll Brothers and its Subsidiaries can incur significant additional borrowings notwithstanding the limitations set forth above.

     Limitation on Restricted Payments. The indenture provides that Toll Brothers may not declare or pay any dividend or make any distribution or payment on its Capital Stock or to its shareholders, as shareholders (other than dividends or distributions payable in its capital stock), or purchase, redeem or otherwise acquire or retire for value, or permit any Restricted Subsidiary to purchase or otherwise acquire for value, any Capital Stock of Toll Brothers (collectively, "Restricted Payments"), or make or permit any Restricted Subsidiary to make (1) any loan, advance, capital contribution or transfer other than for fair market value (as determined by a majority of the disinterested members of the board of directors of Toll Brothers or the relevant Restricted Subsidiary, which will be evidenced by a written resolution of the board of directors) in or to any Affiliate (which term does not include joint ventures (whether in corporate, partnership or other form) with an unaffiliated party or parties) other than a Restricted Subsidiary of Toll Brothers or (2) any Unrestricted Subsidiary Investment (collectively, "Restricted Investments"), if, at the time of the Restricted Payment or Restricted Investment, or after giving effect thereto, (a) a Default or an Event of Default has occurred and is continuing; or (b) the sum of (i) the aggregate amount expended for the Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the board of directors of Toll Brothers, whose determination will be conclusive and evidenced by a resolution of the board of directors filed with the trustee) subsequent to October 31, 1991, and (ii) the amount by which the aggregate book value of all property, net of any previous write-downs or reserves in respect of the property, subject to Non-Recourse Indebtedness, as hereinafter defined, which has been accelerated or is in default, is in excess of the Non-Recourse Indebtedness and (iii) the aggregate amount of Restricted Investments then outstanding, will exceed the sum of
(1) 50% of the aggregate Consolidated Net Income (or, in case the aggregate Consolidated Net Income is a deficit, minus 100% of the deficit) of Toll Brothers accrued on a cumulative basis subsequent to October 31, 1991, and
(2) the aggregate net proceeds, including the fair market value of property other than cash, as determined by the board of directors of Toll Brothers, whose determination will be conclusive and evidenced by a resolution of the board of directors filed with the trustee, received by Toll Brothers from the issue or sale after October 31, 1991 of Capital Stock of Toll Brothers, including Capital Stock of Toll Brothers issued upon the conversion of indebtedness of Toll Brothers, other than Capital Stock that is redeemable at the option of the holder or is mandatorily redeemable and (3) $20,000,000; or (c) Toll Brothers would be unable to incur an additional $1.00 of Indebtedness (other than Excluded Debt) pursuant to the covenant described under "-- Limitation on Additional Indebtedness" above; provided, however, that the foregoing will not prevent (1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration the making of the payment would have complied with the provisions of this limitation on dividends, or (2) the retirement of any shares of Toll Brothers' Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Capital Stock that is redeemable at the option of the holder or is mandatorily redeemable), or
(3) the payment or advance of cash compensation or any compensation pursuant to or in connection with any employee benefit plan of Toll Brothers and the subsidiaries paid or payable to any person in his or her capacity as an employee, officer or director, and neither the retirement nor the proceeds of any sale or exchange nor the payment or advance of any compensation shall be included in any computation made under clause (b) above.

     Limitation on Restrictions on Payment of Dividends by Subsidiaries to Toll Brothers. Toll Brothers will not, and will not permit any subsidiary to, enter into any agreement or amendment of any existing agreement if the agreement or amendment would restrict the payment of dividends or the making of other distributions on any subsidiary's capital stock, provided that a subsidiary may enter into an agreement or amendment if, immediately prior thereto, either
(1) (a) the Consolidated Net Worth of Toll Brothers, excluding the Consolidated Net Worth of the subsidiary and any other subsidiaries which have such agreements is at least $50,000,000 and (b) the Consolidated Net Worth of the subsidiary and any other subsidiaries which have such agreements does not account for more than 20% of the Consolidated Net Worth of Toll Brothers including the subsidiary and any other subsidiaries which have such agreements or (2) the Consolidated Net Worth of Toll Brothers excluding the Consolidated Net Worth of the subsidiary and any other subsidiaries which have such agreements, is at least $70,000,000.

     Restricted and Unrestricted Subsidiaries. Toll Brothers will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless Toll Brothers and its Restricted Subsidiaries would thereafter be permitted to (1) incur at least $1.00 of Indebtedness (other than Excluded Debt) pursuant to the covenant described under "-- Limitation on Additional Indebtedness" above and
(2) make a Restricted Payment or Restricted Investment of at least $1.00 pursuant to the covenant described under "-- Limitation on Restricted Payments" above.

     Toll Brothers will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless the subsidiary has outstanding no Indebtedness except Indebtedness as Toll Brothers could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under "-- Limitation on Additional Indebtedness" above.

     Toll Brothers will not designate Toll Corp. an Unrestricted Subsidiary.

Successor Corporation

     The indenture provides that each of Toll Brothers and Toll Corp. may not consolidate with, merge into or transfer all or substantially all of its assets to another person unless (1) the person is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and assumes all the obligations of Toll Brothers or Toll Corp. under the indenture and either the notes issued thereunder, or the guarantee, as the case may be,
(2) immediately after giving effect to such transaction, no Default or Event of Default has occurred and be continuing, (3) the Consolidated Net Worth of the obligor of the notes immediately after such transaction is not less than the Consolidated Net Worth of Toll Corp. or Toll Brothers, as applicable, immediately prior to the transaction and (4) the surviving corporation would be able to incur at least an additional $1.00 of Indebtedness, other than Excluded Debt, under the covenant described under "-- Limitation on Additional Indebtedness" above.

Other Provisions

     See the accompanying prospectus.

Definitions

     A summary of some of the defined terms used in the indenture is provided below. Reference is made to the indenture for the full definition of all these terms, as well as any other capitalized terms used in this propectus supplement for which no definition is provided.

     "Affiliate", as defined in the indenture, has the meaning provided in Rule 405 promulgated under the Securities Act of 1933, as amended and in effect on the date of this prospectus supplement.

     "Consolidated Adjusted Net Worth" of Toll Brothers means the Consolidated Net Worth of Toll Brothers less the stockholders' equity of each of the Unrestricted Subsidiaries, as determined in accordance with generally accepted accounting principles.

     "Consolidated Fixed Charge Ratio" of Toll Brothers means the ratio of
(1) the aggregate amount of Consolidated Net Income Available for Fixed Charges of the person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Ratio (the "Transaction Date") to (2) the aggregate Consolidated Interest Expense of the person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the Transaction Date.

     "Consolidated Income Tax Expense" of Toll Brothers means, for any period for which the determination thereof is to be made, the aggregate of the income tax expense of Toll Brothers and its Restricted Subsidiaries for the period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Interest Expense" of Toll Brothers means, for any period for which the determination thereof is to be made, the Interest Expense of Toll Brothers and its Restricted Subsidiaries for the period, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Net Adjusted Income" of Toll Brothers means, for any period for which the determination thereof is to be made taken as one accounting period, the aggregate Consolidated Net Income of Toll Brothers and its subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles, adjusted by excluding (to the extent not otherwise excluded in calculating Consolidated Net Income) any net extraordinary gain or any net extraordinary loss, as the case may be, during the period.

     "Consolidated Net Income" for any period means the aggregate of the Net Income of Toll Brothers and its consolidated subsidiaries for the period, on a consolidated basis, determined in accordance with generally accepted accounting principles, provided that (1) the Net Income of any person in which Toll Brothers or any consolidated subsidiary has a joint interest with a third party or which is organized outside of the United States will be included only to the extent of the lesser of (a) the amount of dividends or distributions paid to Toll Brothers or a consolidated subsidiary or (b) Toll Brothers' direct or indirect proportionate interest in the Net Income of the person, provided that, so long as Toll Brothers or a consolidated subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to clause (b);

(2) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of the acquisition will be excluded, and
(3) the Net Income of any Unrestricted Subsidiary will be included only to the extent of the amount of dividends or distributions the fair value of which, if other than in cash, to be determined by the board of directors, in good faith, by the subsidiary to Toll Brothers or to any of its consolidated Restricted Subsidiaries.

     "Consolidated Net Income Available for Fixed Charges" means, for any period for which the determination thereof is to be made, the sum of the amounts for the period of (1) Consolidated Net Adjusted Income, (2) Consolidated Interest Expense excluding capitalized interest, and (3) Consolidated Income Tax Expense, all as determined on a consolidated basis for Toll Brothers and its subsidiaries in conformity with generally accepted accounting principles.

     "Consolidated Net Worth" of any person means the consolidated stockholders' equity of the person, as determined in accordance with generally accepted accounting principles.

     "Designated Senior Debt of the Guarantor" means any single issue of Indebtedness of Toll Brothers constituting Senior Indebtedness of Toll Brothers which at the time of determination has an aggregate principal amount outstanding of at least $25,000,000 and is specifically designated in the instrument or instruments creating, governing or evidencing the Senior Indebtedness of Toll Brothers as "Designated Senior Debt of Toll Brothers, Inc.", it being understood that Toll Brothers' guarantee of the revolving credit agreement will be considered a single issue of Indebtedness of Toll Brothers for purposes of this definition.

     "Designated Senior Debt of the Company" means any single issue of Indebtedness of Toll Corp. constituting Senior Indebtedness of Toll Corp. which at the time of determination has an aggregate principal amount outstanding of at least $25,000,000 and is specifically designated in the instrument or instruments creating, governing or evidencing the Senior Indebtedness of Toll Corp. as "Designated Senior Debt of Toll Corp.", it being understood that Toll Corp.'s guarantee of Toll Brothers' revolving credit agreement will be considered a single issue of Indebtedness of Toll Corp. for purposes of this definition.

     "Excluded Debt" means any Indebtedness of Toll Brothers and any Indebtedness or preferred stock of Toll Corp., whether outstanding on the date of the indenture or thereafter created, which is (1) subordinated in right of payment to the notes or the guarantee (upon liquidation or otherwise) and
(2) matures after, and is not redeemable, mandatorily or at the option of the holder thereof prior to the date of maturity of the notes.

     "Indebtedness," for the purpose of the covenants described under "-- Certain Covenants -- Limitation on Additional Indebtedness" and "-- Restricted and Unrestricted Subsidiaries," and certain definitions, means without duplication (1) any liability of any person (a) for borrowed money or evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or current liability arising in the ordinary course of business) to the extent it would appear as a liability upon a balance sheet of the person prepared on a consolidated basis in accordance with generally accepted accounting principles, or (b) for the payment of money relating to a capitalized lease obligation;
(2) any liability of any person under any obligation incurred under letters of credit; and (3) any liability of others described in clause (1) or (2) with respect to which the person has made a guarantee or similar arrangement, directly or indirectly to the extent of the guarantee or arrangement.

     "Interest Expense" of any person means, for any period for which the determination thereof is to be made, the sum of the aggregate amount of
(1) interest in respect of indebtedness, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (2) all but the principal component of rentals in respect of capitalized lease obligations, paid, accrued or scheduled to be paid or accrued by the person during the period and
(3) capitalized interest, all as determined in accordance with generally accepted accounting principles, minus (4) interest expense attributable to the person's directly or indirectly majority-owned mortgage finance Affiliates.

     "Net Income" of any person means the net income (loss) of the person, determined in accordance with generally accepted accounting principles; excluding, however, from the determination of Net Income all gain (to the extent that it exceeds all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of the person, which is not sold or otherwise disposed of in the ordinary course of business, or of any capital stock of the person or its subsidiaries owned by the person.

     "Non-Recourse Indebtedness" means Indebtedness or other obligations secured by a lien on property to the extent that the liability for the Indebtedness or other obligations is limited to the security of the property without liability on the part of Toll Brothers or any subsidiary (other than the subsidiary which holds the title to the property) for any deficiency.

     "Restricted Subsidiary" means any subsidiary that is not an Unrestricted Subsidiary.

     "Unrestricted Subsidiary" means (1) any subsidiary which, in accordance with the provisions of the indenture, has been designated in a Board Resolution of Toll Brothers as an Unrestricted Subsidiary, in each case unless and until the subsidiary must, in accordance with the provisions of the indenture, be designated by board resolution as a Restricted Subsidiary; and (2) any subsidiary a majority of the voting stock of which will at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

     "Unrestricted Subsidiary Investment" means any loan, advance, capital contribution or transfer (including by way of guarantee or other similar arrangement) in or to any Unrestricted Subsidiary. For the purposes of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" above, (1) "Unrestricted Subsidiary Investment" will include the fair market value of the net assets of any subsidiary at the time that the subsidiary is designated an Unrestricted Subsidiary and (2) any property transferred to an Unrestricted Subsidiary will be valued at fair market value at the time of the transfer, in each case as determined by the board of directors of Toll Brothers in good faith. "Unrestricted Subsidiary Investment" does not include the fair market value of the net assets of an Unrestricted Subsidiary that is designated as a Restricted Subsidiary (as determined by the board of directors of Toll Brothers in good faith), provided that the designation is then permitted pursuant to the terms of the indenture.

Book-Entry System

     The notes will be represented by a global note that will be deposited with, or on behalf of, the "Depositary" and registered in the name of a nominee of the Depositary.

     The Depositary has advised Toll Corp. and the underwriter as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     Unless and until it is exchanged in whole or in part for certificated notes in definitive form, the global note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary.

     The notes represented by the global note will not be exchangeable for certificated notes, provided that if the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Toll Corp. within 90 days, Toll Corp. will issue individual notes in definitive form in exchange for the global note. In addition, Toll Corp. may at any time and in its sole discretion determine not to have a global note and, in such event, will issue individual notes in definitive form in exchange for the global note previously representing all the notes. In either instance, an owner of a beneficial interest in the global note will be entitled to physical delivery of notes in definitive form equal in principal amount to the beneficial interest and to have the notes registered in its name. Individual notes issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

     Payments of principal of and interest on the notes will be made by Toll Corp. through the trustee to the Depositary or its nominee, as the case may be, as the registered owner of the global note. Neither Toll Corp. nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Toll Corp. expects that the Depositary, upon receipt of any payment of principal or interest in respect of the global note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the global note as shown on the records of the Depositary. Toll Corp. also expects that payments by participants to owners of beneficial interests in the global note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

                                    UNDERWRITING

     Toll Corp., Toll Brothers and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement and a terms agreement with respect to the notes. Subject to certain conditions Goldman Sachs has agreed to purchase all the notes.

     The notes are a new issue of securities with no established trading market and we currently have no intention to list the notes on any national securities exchange or on NASDAQ. Toll Brothers has been advised by Goldman Sachs that Goldman Sachs intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     Toll Corp. and Toll Brothers each has agreed with Goldman Sachs that for a period of 75 days from the date of this prospectus supplement they will not sell or otherwise dispose of any debt securities to the public without the prior written consent of Goldman Sachs.

     Goldman Sachs proposes to offer the notes from time to time for sale in negotiated transactions. The prices will be determined at the time of each sale. Goldman Sachs may receive compensation in the form of underwriting discounts in connection with the sales of the notes.

     In connection with offering, Goldman Sachs may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Toll Brothers estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

     Toll Brothers has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain matters with respect to the notes offered hereby, are being passed upon for Toll Brothers and Toll Corp. by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania. Certain legal matters with respect to the notes offered hereby are being passed upon for Goldman Sachs by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

PROSPECTUS

                              [TOLL BROTHERS LOGO]

                              TOLL BROTHERS, INC.
                                  Common Stock
                                Preferred Stock
                                   Guarantees

                                   TOLL CORP.
                                Debt Securities

     Toll Brothers, Inc. (the "Company") may from time to time offer (i) shares (the "Common Shares") of its Common Stock, $.01 par value per share (the "Common Stock"), (ii) shares (the "Preferred Shares") of its Preferred Stock, $.01 par value per share (the "Preferred Stock"), and (iii) unconditional and irrevocable guarantees ("Guarantees") of debt securities issued by Toll Corp. ("Toll"), a wholly-owned subsidiary of the Company. Toll may offer from time to time debt securities (the "Debt Securities"), consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series, guaranteed by the Company. The foregoing securities are collectively referred to as the "Securities." Any Securities may be offered with other Securities or separately (except for Guarantees, which may only be offered with Debt Securities). Securities may be sold for U.S. dollars, foreign currency or currency units, including the European Currency Unit; amounts payable with respect to any Securities may likewise be payable in U.S. dollars, foreign currency or currency units, including the European Currency Unit -- in each case, as the Company (or, in the case of Debt Securities, Toll) specifically designates. The Securities will be offered at an aggregate initial offering price not to exceed U.S. $300,000,000, or the equivalent thereof (based on the applicable exchange rate at the time of sale) if Debt Securities are issued in principal amounts denominated in one or more foreign currencies or currency units as shall be designated by Toll, at prices and on terms to be determined at the time of sale.

    This Prospectus will be supplemented by one or more Prospectus Supplements, which will set forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Common Shares, the aggregate number of Common Shares offered, the public offering price and the other terms of the offering thereof, (ii) in the case of Preferred Shares, the aggregate number of Preferred Shares offered, the specific designation and stated value, any dividend, liquidation preference, redemption, sinking fund, voting or other rights, the terms for conversion into or exchange for other Securities, if any, including the terms of any Securities into or for which they are convertible or exchangeable, the initial public offering price and any securities exchange listings, and (iii) in the case of Debt Securities, the title, aggregate principal amount, currency or currencies of denomination, initial offering price, maturity, interest rate or rates, if any (which may be either variable or fixed), and/or the method of determination thereof, the time of payment of any interest, any terms for redemption, extension or early repayment, any provision for sinking fund payments, rank, any conversion or exchange rights, whether such Debt Securities are issuable in individual registered form with or without coupons, any listing on a securities exchange, the net proceeds to the Company and any other specific terms, including any covenants, relating to such series of Debt Securities. The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

    The Company or Toll may sell the Securities to or through dealers or underwriters, and also may sell the Securities directly to other purchasers or through agents. See "Plan of Distribution." If an agent of the Company or Toll or a dealer or an underwriter is involved in the sale of the Securities in respect of which this Prospectus is being delivered, the agent's commission or dealer's purchase price or underwriter's discount will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering of Securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. See "Plan of Distribution" for possible indemnification arrangements for any agents, dealers or underwriters.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is December 3, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission, Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange. Reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

     The Company and Toll have filed a Registration Statement on Form S-3 (herein, together with all amendments thereto, called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission, with respect to the Securities covered by this Prospectus. Toll does not expect that it will be required to file reports with the Commission pursuant to Section 15(d) of the Exchange Act. In this regard, Toll will not make available annual reports to security holders. For further information with respect to Toll and the Company and the Securities offered hereby, reference is hereby made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, at the offices of the Commission as set forth above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company hereby incorporates by reference (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended January 31, 1997, April 30, 1997 and July 31, 1997, (iii) the Company's Current Reports on Form 8-K dated June 20, 1997 and September 17, 1997, (iv) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A dated June 19, 1986, and (v) the description of preferred stock purchase rights contained in the Company's registration statement on Form 8-A dated June 20, 1997. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus from the date of filing such documents except as to any portion of any future annual or quarterly report to the Company's stockholders or proxy statement which is not deemed to be filed under those provisions. Any statement contained in this Prospectus, or in a document all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which is also incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). All such requests should be addressed to: Joseph R. Sicree, Director of Investor Relations, Toll Brothers, Inc., 3103 Philmont Avenue, Huntingdon Valley, PA 19006, (215) 938-8000.

                                  THE COMPANY

     The Company designs, builds, markets and arranges financing for single-family detached and attached homes in middle and high income residential communities catering to both move-up and empty nester home buyers in fifteen states and six regions around the country. The Company operates predominantly in major suburban residential areas in southeastern Pennsylvania, central New Jersey, the Virginia and Maryland suburbs of Washington, D.C., the Boston, Massachusetts metropolitan area, southern Connecticut, Westchester County, New York, Orange County and Los Angeles County, California, the suburbs of Raleigh and Charlotte, North Carolina and Scottsdale, Arizona. It is also developing communities in Nassau County, New York, in northern Delaware, in McKinney, Texas, a northern suburb of Dallas, in Austin, Texas, in several markets on the west coast of and in southeast Florida, in Columbus, Ohio, and in Nashville, Tennessee. The Company has also acquired property in the San Francisco Bay area where it expects to begin offering homes for sale in 1998.

     In recognition of the Company's achievements, it has received numerous awards from national, state and local homebuilder publications and associations. In fiscal 1996, the Company was selected "America's Best Builder" by the National Association of Home Builders (the "NAHB") and Builder magazine in recognition of its excellent financial performance, unique custom-production system for building luxury homes in high volume and the excellence of its designs. The Company also received the National Housing Quality Award from the NAHB, which recognized the Company's outstanding commitment to total quality management and continuous improvement. In 1994, the Company was named a first place award winner in the "Build America Beautiful" Awards Program, sponsored by Better Homes and Gardens magazine, the NAHB and Keep America Beautiful, Inc. in recognition of the Company's programs to improve the handling of solid waste on construction sites. In addition, the Company was named "The Builder of the Year" in 1988 by Professional Builder magazine.

     Co-founded by Robert I. Toll and Bruce E. Toll, the Company commenced its business operations, through predecessor entities, in 1967. The Company is a Delaware corporation that was formed in May 1986. Its principal executive offices are located at 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006, and its telephone number is (215) 938-8000.

     Toll Corp. ("Toll"), an indirect, wholly-owned subsidiary of the Company, was incorporated in Delaware in July 1987. Other than the financing of other subsidiaries of the Company by lending the proceeds of the offering of the Debt Securities and similar activities related to previous offerings of debt securities, Toll has no independent operations and generates no operating revenues. There is no present intention to have Toll engage in other activities. Toll's principal executive offices are located at 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006, and its telephone number is
(215) 938-8000.

                              THE HOUSING INDUSTRY

     Residential real estate developers, including the Company, are subject to various risks, both on the national and regional levels, such as economic recession, oversupply of homes, changes in governmental regulation, effects of environmental factors, increases in real estate taxes and costs of materials and labor, and the unavailability of construction funds or mortgage loans at rates acceptable to builders and home buyers. The Company's business and earnings are substantially dependent on its ability to obtain financing on acceptable terms for its development activities. Increases in interest rates could reduce the funds available to the Company for its future operations and would increase the Company's expenses. In addition, increases in interest rates may have an adverse effect upon the Company's sales and could affect the availability of home financing to present and potential customers of the Company.

     The housing industry has been subject to increasing environmental, building, zoning and sales regulation by various federal, state and local authorities. This regulation affects construction activities as well as sales activities and other dealings with consumers. For its development activities, the Company must obtain the approval of numerous governmental authorities, and changes in local circumstances or applicable law may necessitate the application for additional approvals or the modification of existing approvals. Expansion of regulation has increased the time required to obtain the necessary approvals to begin construction and has prolonged the time between the initial acquisition of land or land options and the commencement and completion of construction.

                                USE OF PROCEEDS

     Except as otherwise set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes including acquisition of residential development properties.

     The specific use of proceeds of any Securities issued hereunder will be more particularly set forth in the applicable Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's historical ratio of earnings to fixed charges for the five years ended October 31, 1996 and the nine months ended July 31, 1997:

                                                                       Year Ended October 31,           Nine Months
                                                                ------------------------------------      Ended
                                                                1992    1993    1994    1995    1996    July 31, 1997
                                                                ----    ----    ----    ----    ----    -------------
Ratio, including collateralized mortgage
  financing(1)...............................................   2.63    2.72    3.37    3.82    3.87         3.30

------------------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary gain (loss) and change in accounting plus interest expense and fixed charges except interest incurred. Fixed charges consist of interest incurred (whether expensed or capitalized), the portion of rent expense that is representative of the interest factor, and amortization of debt discount and issuance costs.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     Debt Securities may be issued from time to time in one or more Series (as hereinafter defined) by Toll. All Series of Debt Securities will be offered together with unconditional Guarantees issued by the Company. The particular terms of each Series of Debt Securities, and the particular terms of the Guarantees offered in connection therewith, will be set forth in the Indenture (as hereinafter defined) and the Authorizing Resolution (as hereinafter defined) relating to such Series of Debt Securities and will be described in the applicable Prospectus Supplement.

     The Debt Securities will be issued pursuant to a resolution adopted by the Board of Directors (or an Officer or committee of Officers authorized by the Board of Directors) of both Toll and the Company (an "Authorizing Resolution") under an Indenture (the "Indenture") to be entered into by the Company, Toll and one or more Trustees prior to the issuance of such Debt Securities. Information regarding the Trustee or Trustees with respect to any Series of Debt Securities issued under an Indenture will be included in the related Prospectus Supplement.

     The following is a summary of certain provisions of the Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain capitalized terms used in this Prospectus. Wherever particular Sections, Articles or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections, Articles or defined terms are incorporated herein or therein by reference. The following sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities. To the extent reference is made herein or in a Prospectus Supplement to the terms of any Debt Securities, such descriptions do not purport to be complete and are subject to and are qualified in their entirety by reference to, the Indenture pursuant to which such Debt Securities are issued and the applicable Authorizing Resolution.

General

     The Debt Securities will represent general unsecured obligations of Toll. The Company will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest, if any, on the Debt Securities, when and as the same shall become due and payable, whether at maturity, by declaration of acceleration, call for redemption or otherwise (the "Guarantee").See "Guarantee of Debt Securities". An Indenture will not limit the aggregate principal amount of Debt Securities which may be issued thereunder. Debt Securities may be issued thereunder from time to time in one or more Series. Because Toll has no independent operations and generates no operating revenues, funds required to pay the principal and interest on the Debt Securities will be derived from the Company and its other Subsidiaries (as defined in the Indenture). There are no legal or contractual restrictions on the Company's or such other Subsidiaries' ability to provide such funds.

     Unless otherwise provided in the applicable Authorizing Resolution and Prospectus Supplement, the payment of principal, premium, if any, and interest on the Debt Securities will be subordinated in right of payment, in the manner and to the extent set forth in the Indenture pursuant to which such Debt Securities are issued, to the prior payment in full of all senior indebtedness of Toll (referred to in the Indenture pursuant to which such Debt Securities are issued as "Senior Indebtedness of the Company", as further defined in the applicable Authorizing Resolution and Prospectus Supplement), whether outstanding on the date of such Indenture or thereafter created, incurred, assumed or guaranteed.

     Reference is made to the applicable Authorizing Resolution and Prospectus Supplement relating to the particular series (a "Series") of Debt Securities offered thereby for the following terms: (1) the title of the Series; (2) the aggregate principal amount of the Series; (3) the interest rate or method of calculation of the interest rate; (4) the date from which interest will accrue;
(5) the Record Dates for interest payable on Debt Securities of the Series; (6) the dates when, places where and manner in which principal and interest are payable; (7) the Registrar and Paying Agent; (8) the terms of any mandatory or optional redemption by the issuer of such Series; (9) the terms of any redemption at the option of holders of such Debt Securities; (10) the denominations in which such Debt Securities are issuable; (11) whether such Debt Securities will be issued in registered or bearer form and the terms of any such forms of such Debt Securities; (12) whether any such Debt Securities will be represented by a Global Security (as hereinafter defined) and, if applicable, the terms of any Global Security (see "-- Registered Global Securities"); (13) the currencies (including any composite currency) in which principal or interest or both may be paid; (14) if payments of principal or interest may be made in a currency other than that in which such Debt Securities are denominated and the manner for determining such payments; (15) any provisions for electronic issuance of such Debt Securities or issuance of such Debt Securities in uncertificated form; (16) any Events of Default or covenants in addition to or in lieu of those set forth in this Prospectus; (17) whether and upon what terms such Debt Securities may be defeased; (18) the form of such Debt Securities and the Guarantees; (19) whether the Debt Securities of such Series will be convertible into or exchangeable for Common Stock and the terms thereof (including without limitation the conversion price, the conversion period and any other provision in addition to or in lieu of those set forth in this Prospectus); (20) whether the Debt Securities and Guarantees of such Series shall be subordinated to any obligations of Toll or the Company, and the obligations to which any such subordination will apply; (21) any terms that may be required by or advisable under applicable law; and (22) any other terms of such Series of Debt Securities.

     In the event that any Debt Securities are to be issued at a discount, the terms of such Debt Securities, certain special federal income tax and other considerations applicable thereto will be described in the related Prospectus Supplement.

Guarantee of Debt Securities

     The Guarantee will constitute the Company's unconditional guarantee of the due and punctual payment of the principal, premium, if any, and interest, if any, on the Debt Securities, when and as the same shall become due and payable, whether at maturity, by declaration of acceleration, call for redemption or otherwise.

     Unless otherwise provided in the applicable Authorizing Resolution and described in the related Prospectus Supplement, the payment of principal, premium, if any, and interest on the Debt Securities pursuant to the Guarantee will be subordinated in right of payment, in the manner and to the extent set forth in the Indenture, to the prior payment in full of all senior indebtedness of the Company (referred to in the Indenture as "Senior Indebtedness of the Guarantor", as further defined in the applicable Authorizing Resolution and Prospectus Supplement), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

     Upon (i) the maturity of any senior indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise or (ii) any distribution of the assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the holders of senior indebtedness of the Company will be entitled to receive payment in full before the holders of any outstanding Debt Securities will be entitled to receive any payment on such Debt Securities pursuant to the Guarantee. If, in any of the situations referred to in clause (i) or (ii) above, a payment is made to the Trustee or to holders of the Debt Securities by the Company before all senior indebtedness of the Company has been paid in full or provision has been made for such payment, the payment to the Trustee or holders must be paid over to the holders of senior indebtedness of the Company.

     The Company's assets consist principally of the stock of its Subsidiaries. Therefore, its rights and the rights of its creditors, including the holders of Debt Securities under an Indenture, to participate in the assets of any Subsidiary (other than Toll) upon liquidation, recapitalization or otherwise will be subject to the prior claims of such Subsidiary's creditors (including the banks that have provided and are providing to one of the Subsidiaries a revolving credit facility under an agreement (the "Revolving Credit Agreement") pursuant to which the Company and the other Subsidiaries (including Toll) have guaranteed or will guarantee the obligations owing to such banks under the Revolving Credit Agreement), except to the extent that claims of the Company itself as a creditor of the Subsidiary may be recognized.

Conversion of Debt Securities

     If so indicated in the applicable Authorizing Resolution and Prospectus Supplement with respect to a particular Series of Debt Securities, such Series will be convertible into Common Stock of the Company or other securities (including rights to receive payments in cash or securities based on the value, rate or price of one or more specified commodities, currencies, currency units or indices) on the terms and conditions set forth in such Authorizing Resolution and Prospectus Supplement.

     Unless otherwise provided in the applicable Authorizing Resolution and described in the related Prospectus Supplement, holders of Debt Securities of any Series that are convertible will be entitled to convert the principal amount or a portion of such principal amount which is an integral multiple of $1,000 at any time prior to the date specified in the Debt Securities of such Series (subject, if applicable, to prior redemption at the option of Toll) into Common Shares at the conversion price set forth in the applicable Authorizing Resolution and Prospectus Supplement, subject to adjustment as described below. In the case of any Debt Security or portion thereof called for redemption, conversion rights expire at the close of business on the second business day preceding the redemption date. (Section 10.02).

     The Company will not be required to issue fractional shares of Common Stock upon conversion of the Debt Securities of a convertible Series but will pay a cash adjustment in lieu thereof. (Section 10.04). Except as otherwise provided in the Indenture, interest accrued shall not be paid on Debt Securities that are converted. (Section 10.03).

     The conversion price of the Debt Securities of a convertible Series will be subject to adjustment in certain events, including (i) the subdivision, combination or reclassification of the outstanding Common Stock of the Company,
(ii) the issuance of Common Stock as a dividend or distribution on Common Stock,
(iii) the issuance of rights or warrants (expiring within 45 days after the record date for such issuance) to all holders of Common Stock entitling them to acquire shares of Common Stock (or securities convertible into or exchangeable for Common Stock) at less than the then Current Market Price (as defined in the Indenture) of the Common Stock, or (iv) the distribution to all holders of Common Stock rights or warrants to subscribe for securities of the Company other than as referred to in (iii), or evidences of the Company's indebtedness or assets (excluding certain cash dividends and certain other dividends or distributions payable in stock or rights or warrants to subscribe to securities of the Company). There will be no upward adjustment in the conversion price except in the event of a reverse stock split. The Company is not required to make any adjustment in the conversion price of less than 1%, but the same will be carried forward and taken into account in the computation of any subsequent adjustment. (Section 10.05).

     Conversion price adjustments or omissions in making such adjustments may, under certain circumstances, be deemed to be distributions that could be taxable as dividends under the Internal Revenue Code to holders of Debt Securities or to holders of Common Stock.

     In case of any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the continuing corporation), or any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or any statutory exchange of securities with another corporation, there will be no adjustments to the conversion price of the Debt Securities of any convertible Series as set forth above, but the holder of each such convertible Debt Security then outstanding will have the right to convert such Debt Security into the kind and amount of securities, cash or other property which such holder would have owned or have been entitled to receive immediately after such transaction had such Debt Security been converted immediately prior to the effective date of such transaction. (Section 10.10).

Form, Exchange, Registration, Conversion, Transfer and Payment

     Unless otherwise indicated in the applicable Authorizing Resolution and Prospectus Supplement, each Series of Debt Securities will be issued in registered form only, without coupons. Unless otherwise indicated in the applicable Authorizing Resolution and Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of Toll maintained for such purposes and at any other office or agency maintained for such purposes. (Section 2.03). Subject to certain exceptions set forth in the Indenture, Toll may charge a reasonable fee for any registration of transfer or exchange of such Debt Securities (including payment of a sum sufficient to cover any tax or other governmental charge imposed or expenses incurred in connection therewith). (Section 2.06).

     All monies paid by Toll to the Trustee and Paying Agent for the payment of principal of, premium, if any, or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to Toll and thereafter the holder of such Debt Security may look only to Toll or, if applicable, the Company, for payment thereof. (Section 11.03).

Registered Global Securities

     Unless otherwise indicated in the applicable Authorizing Resolution and Prospectus Supplement, the registered Debt Securities of a Series may be issued in the form of one or more registered global Debt Securities (the "Global Securities") that will be deposited with and registered in the name of a depositary (each, a "Depositary") or its nominee identified in the applicable Prospectus Supplement. In such case, one or more registered Global Securities will be issued, each in a denomination equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such registered Global Security. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a registered Global Security may not be transferred except as a whole by the Depositary for such registered Global Security to a nominee of such Depositary, or by such a nominee to such Depositary or to another nominee of such Depositary, or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a registered Global Security will be described in the applicable Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Ownership of beneficial interests in a registered Global Security will be limited to persons that have accounts with the Depositary for such registered Global Security (collectively, the "participants") or persons holding interests through participants. Upon the issuance of a registered Global Security, the Depositary for such registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of certain states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in registered Global Securities.

     So long as the Depositary for a registered Global Security, or its nominee, is the registered owner of such registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such registered Global Security for all purposes under the Indenture applicable thereto. Except as set forth below, owners of beneficial interests in a registered Global Security will not be entitled to have the Debt Securities represented by such registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture applicable thereto. Accordingly, each person owning a beneficial interest in a registered Global Security must rely on the procedures of the Depositary for such registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the Indenture applicable to such registered Global Security. The Company understands that under existing industry practices, if the Company requests any action of holders, or if an owner of a beneficial interest in a registered Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary for such registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on Debt Securities represented by a registered Global Security registered in the name of a Depositary, or its nominee, will be made to such Depositary or its nominee, as the case may be, as the registered owner of such registered Global Security. None of Toll, the Company, the Trustee under the applicable Indenture or any other agent of Toll or the Company or agent of such Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for each registered Global Security representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such registered Global Security.

Events of Default and Notice Thereof

     Unless otherwise indicated in the applicable Prospectus Supplement, the term "Event of Default" when used in the Indenture means any one of the following: failure by the Company or Toll to pay (whether or not prohibited by any subordination provisions) interest for 30 days or principal or premium, if any, when due on such Debt Securities; failure by the Company or Toll to perform any other covenant under the Indenture, the Guarantee or the Debt Securities for 60 days after receipt of notice by the Trustee or the holders of at least 25% in principal of the Debt Securities of the Series affected; default in the payment of indebtedness of the Company or Toll or any Subsidiary under the terms of the instrument evidencing or securing such indebtedness permitting the holder thereof to accelerate the payment of in excess of an aggregate of $2,000,000 in principal amount of such indebtedness (after the lapse of applicable grace periods) or, in the case of non-payment defaults, acceleration of any such indebtedness if such acceleration is not rescinded or annulled within ten days after such acceleration, provided that, subject to certain limitations as set forth in the Indenture, the term "indebtedness" shall not include an acceleration of or default on certain Non-Recourse Indebtedness (as hereinafter defined); entry of a final judgment for the payment of money in an amount in excess of $2,000,000 against Toll, the Company or any Subsidiary which remains undischarged, or unstayed for a period of 60 days after the date on which the right to appeal has expired, provided that the term "final judgment" shall not include a Non-Recourse Judgment (as hereinafter defined) unless the book value of all property (net of any previous write downs or reserves in respect of such property) subject to such Non-Recourse Judgment exceeds the amount of such Non-Recourse Judgment by more than $5,000,000; certain events of bankruptcy, insolvency or reorganization with respect to the Company or Toll; or, the Guarantee ceasing (other than pursuant to its terms) to be in full force and effect. (Section 8.01).

     "Non-Recourse Indebtedness" means, as to the Indenture, indebtedness or other obligations secured by a lien on property to the extent that the liability for such indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such, property) for any deficiency.

     "Non-Recourse Judgment" means, as to the Indenture, a judgment in respect of indebtedness or other obligations secured by a lien on property to the extent that the liability for (i) such indebtedness or other obligations and (ii) such judgment is limited to such property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

     The Indenture will provide that if a default on a Series of Debt Securities occurs and is continuing and is known to the Trustee for such Series, the Trustee will, within 90 days after the occurrence of such Default, mail to the Holders of Debt Securities issued thereunder notice of the Default (the term "Default" to include the events specified above without grace or notice); provided that, except in the case of Default in the payment of principal of, or premium, if any, or interest on any of the Debt Securities, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of such Debt Securities. (Section 9.05).

     If an Event of Default with respect to Debt Securities of any Series at the time outstanding (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company or Toll) occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that Series may by notice to Toll (the "Acceleration Notice") declare the principal amount of and accrued and unpaid interest on all the Debt Securities of that Series to be due and payable if, with respect to Debt Securities of such Series: (i)(a) no designated senior debt of the Company or Toll (referred to in the Indenture as "Designated Senior Debt of the Guarantor" and "Designated Senior Debt of the Company", respectively, as such term is further defined in the applicable Authorizing Resolution and Prospectus Supplement) is outstanding or (b) if the Debt Securities of such Series are not subordinated to other indebtedness of Toll, immediately; or (ii) if Designated Senior Debt of the Company or Toll is outstanding and the Debt Securities of such Series are subordinated to other indebtedness of Toll, upon the earlier of (A) ten days after such Acceleration Notice is received by Toll or (B) the acceleration of any Senior Indebtedness of the Guarantor or Toll. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company or Toll occurs with respect to a Series of Debt Securities, the unpaid principal amount of and accrued and unpaid interest on the Debt Securities of such Series shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any Series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that Series may rescind such acceleration, provided that, among other things, all Events of Default with respect to such Series, other than payment defaults caused by such acceleration, have been cured or waived as provided in the Indenture. (Section 8.02).

     Defaults with respect to a Series of Debt Securities (except a default in payment of principal of, or premium, if any, or interest on such Debt Securities, as the case may be) may be waived on behalf of all holders by the holders of a majority in outstanding principal amount of the Debt Securities of that Series issued under the Indenture, upon the terms and subject to the conditions provided in the Indenture. (Section 8.04).

     The Indenture includes a covenant that Toll and the Company will file annually with the Trustee a signed statement regarding compliance by the Company and Toll with the terms thereof and specifying any default of which the signers have knowledge. (Section 4.03).

Additional Provisions

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to perform any duty or to exercise any of its rights or powers under the Indenture, unless the Trustee shall have received indemnity satisfactory to it against any loss, liability or expense. (Section 9.01). Subject to such provisions for the indemnification of the Trustee and certain other conditions, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any Series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that Series. (Section 8.05).

     No holder of any Debt Security of any Series will have any right to pursue any remedy with respect to the Indenture or the Debt Securities of that Series, unless: (i) such holder shall have previously given to the Trustee written notice of a continuing Event of Default; (ii) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such Series make a written request to the Trustee to pursue the remedy; (iii) such holders shall have offered the Trustee indemnity satisfactory to it against any loss, liability or expense; (iv) the Trustee shall have failed to comply with such holders' request within 60 days after receipt of such written request and offer of indemnity; and (v) the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Debt Securities of that Series a direction inconsistent with such request. (Section 8.06). However, the holder of any Debt Security will have an absolute right to receive payment of the principal of and interest on such Debt Security on or after the respective due dates expressed in such Debt Security and to bring suit for the enforcement of any such payment. (Section 8.07).

Merger or Consolidation

     Neither the Company nor Toll shall consolidate with or merge into, or transfer all or substantially all of its assets to, any other Person unless (i) such other Person is a corporation organized and existing under the laws of the United States or a state thereof or the District of Columbia and expressly assumes by supplemental Indenture all the obligations of the Company or Toll, as the case may be, under the Indenture and either the Guarantee or the Debt Securities, as the case may be; (ii) immediately after giving effect to such transaction no Default or Event of Default (as defined in the Indenture) shall have occurred and be continuing, and (iii) the Consolidated Net Worth of the surviving corporation is equal to or greater than the Consolidated Net Worth of the Company or Toll, as the case may be. Thereafter, all such obligations of a predecessor corporation shall terminate. (Section 5.01).

Modification of an Indenture

     The obligations of the Company and Toll and the rights of the holders of the Debt Securities may be modified under the Indenture with the consent of the holders of a majority in outstanding principal amount of any Series of Debt Securities affected by such modification; provided that no extension of the maturity of any Debt Securities, no reduction in the rate or extension of time of payment of interest thereon, no reduction of the principal amount thereof or premium thereon, no change in the redemption provisions, no change that adversely affects the right to convert or the conversion price for any Series of Debt Securities, no reduction of the percentage required for any such modification, no waiver of a default in the payment of the principal, premium, if any, or interest on any Series of Debt Securities, no modification of the subordination or guarantee provisions in a manner adverse to holders of any Series of Debt Securities, no change in the medium of payment other than stated in the Debt Securities and no change in the provisions regarding amendments to the Indenture or waiver of Defaults or Events of Default will be effective against any holders of any Series of Debt Securities without such holder's consent. (Section 12.02).

Governing Law

     The Indenture, the Debt Securities and the Guarantee shall be governed by the laws of the State of New York. (Section 13.09).

Satisfaction and Discharge of Indenture

     Unless otherwise provided in the applicable Authorizing Resolution and Prospectus Supplement, the Indenture will be discharged upon payment of all the Series of Debt Securities issued thereunder or upon deposit with the Trustee, within one year of the date of maturity or redemption of all of the Series of Debt Securities issued thereunder, of funds sufficient for such payment or redemption.

Reports to Holders of Debt Securities

     The Company and Toll will file with the Trustee copies of their annual reports and other information, documents and reports as filed with the Commission. So long as the Company's obligations to file such reports or information with the Commission are suspended or terminated, the Company will file with the Trustee audited annual financial statements prepared in accordance with generally accepted accounting principles and unaudited condensed quarterly financial statements. Such financial statements shall be accompanied by management's discussion and analysis of the results of operations and financial condition of the Company for the period reported upon in substantially the form required under the rules and regulations of the Commission currently in effect.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share; however, subject to the limitations and procedures described below, the Company's shareholders have authorized increases up to 60,000,000 shares of Common Stock and 15,000,000 shares of Preferred Stock. In March 1993, to reduce applicable state taxes on authorized shares of capital stock, the Company's shareholders approved a series of amendments to the Company's Certificate of Incorporation pursuant to which: (i) the authorized Common Stock was reduced from 60,000,000 shares to 40,000,000 shares and the authorized Preferred Stock was reduced from 15,000,000 shares to 1,000,000 shares; and (ii) the authorized Common Stock and Preferred Stock could subsequently be increased in five intermediate steps, over a five year period ending March 11, 1998 up to the original levels, upon the filing of the appropriate amendments by the Company's Board of Directors. If all such amendments are filed before March 11, 1998, the Company's authorized Common Stock and Preferred Stock will be restored to 60,000,000 shares and 15,000,000 shares, respectively.

Common Stock

     Subject to the rights and preferences of any holders of Preferred Stock (no shares of which currently are outstanding), the holders of the Company's Common Stock are entitled to one vote per share, to receive such dividends as legally may be declared by the Board of Directors and to receive pro rata the net assets of the Company upon liquidation. There are no cumulative voting, preemptive, conversion or redemption rights applicable to the Common Stock. Persons casting a majority of the votes in the election of directors will be entitled to elect all of the directors.

     On June 12, 1997, the Board of Directors of the Company adopted a Stockholder Rights Plan providing that one right (a "Right") shall be attached to each share of the Company's common stock. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at a purchase price of $100 per unit. Initially the Rights will be attached to all Common Stock certificates and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a distribution date will occur upon the earlier of ten days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or ten business days following the commencement of a tender offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. The Rights are not exercisable until the distribution date and will expire at the close of business on July 11, 2007. In the event any person or group (other than certain exempted persons) acquires 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender offer for all outstanding shares, at a price determined by a majority of the independent directors of the Company who are Continuing Directors (as defined in the Plan)), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. At any time until ten days following such stock acquisition date, the Company may redeem the Rights at a price of $.001 per Right. A copy of the Rights Agreement was filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. This summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange. The registrar and transfer agent for the Common Stock is Chase Mellon Shareholder Services, L.L.C.

Preferred Stock

     General. The Company may issue, from time to time, shares of one or more series of Preferred Stock.

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the series of Preferred Stock so offered will be described in a Prospectus Supplement relating to such Preferred Stock. The following summary of certain provisions of the Preferred Stock does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and each Certificate of Designation relating to a specific series of the Preferred Stock (each, a "Certificate of Designation"), which will be in the form filed as an exhibit to, or incorporated by reference in, the Registration Statement at or prior to the time of issuance of such series of Preferred Stock.

     The Board of Directors of the Company is authorized to issue shares of Preferred Stock, in one or more series, and to fix for each such series voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions, as are permitted by the Delaware General Corporation Law.

     The Board of Directors of the Company is authorized to determine for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series, the following: (i) the designation of such series and the number of shares that constitute such series; (ii) the dividend rate (or the method of calculation thereof), if applicable, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of capital stock of the Company; (iii) the dividend periods (or the method of calculation thereof), if applicable; (iv) the voting rights, if any, of the shares; (v) the liquidation preference and the priority as to payment of such liquidation preference with respect to other classes or series of capital stock of the Company and any other rights of the shares of such series upon any liquidation or winding-up of the Company; (vi) whether or not and on what terms the shares of such series will be subject to redemption or repurchase at the option of the Company; (vii) whether and on what terms the shares of such series will be convertible into or exchangeable for other debt or equity securities;
(viii) whether the shares of such series of Preferred Stock will be listed on a securities exchange; and (ix) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series.

     Dividends. Holders of shares of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Company out of funds of the Company legally available therefor, cash dividends payable on such dates and at such rates, if any, per share set forth in the applicable Prospectus Supplement.

     Unless otherwise set forth in the applicable Prospectus Supplement, each series of Preferred Stock will rank junior as to dividends to any series of Preferred Stock that may be issued in the future that is expressly senior as to dividends to such earlier series of the Preferred Stock. If at any time the Company has failed to pay accrued dividends on any such senior series at the time dividends are payable on a junior series, the Company may not pay any dividend on such junior series of Preferred Stock or redeem or otherwise repurchase shares of such junior series of Preferred Stock until such accumulated but unpaid dividends on the senior series have been paid or set aside for payment in full by the Company.

     Unless otherwise set forth in the applicable Prospectus Supplement, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of any series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred

Stock of such series as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however, that any monies theretofore deposited in any sinking fund with respect to any Preferred Stock of the Company in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such Preferred Stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment; and provided, further, that any such junior or parity Preferred Stock of the Company or Common Stock of the Company may be converted into or exchanged for stock of the Company ranking junior to the series of Preferred Stock then senior to such junior or parity Preferred Stock as to dividends.

     The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

     Convertibility. No series of Preferred Stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable Prospectus Supplement.

     Redemption and Sinking Fund. No series of Preferred Stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable Prospectus Supplement.

     Liquidation Rights. Unless otherwise set forth in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of each series of Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of: (i) any other shares of Preferred Stock of the Company ranking junior to such series of Preferred Stock as to rights upon liquidation, dissolution or winding-up; or (ii) shares of Common Stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Preferred Stock plus any dividends accrued and accumulated but unpaid to the date of final distribution, but, in either case, the holders of each series of Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Company's capital stock ranking senior to such series of the Preferred Stock as to the rights upon liquidation, dissolution or winding-up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding-up of the Company, funds available for such purpose are insufficient to pay in full the amounts payable with respect to any series of the Preferred Stock, and any other Preferred Stock ranking as to any such distribution on a parity with such series of the Preferred Stock, the holders of such series of the Preferred Stock of the Company and such other parity Preferred Stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. Unless otherwise specified in a Prospectus Supplement for a series of Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale of securities shall be considered a liquidation, dissolution or winding-up of the Company.

     Voting Rights. Holders of Preferred Stock will not have any voting rights except as set forth in the applicable Prospectus Supplement or as otherwise from time to time required by law.

     Miscellaneous. The holders of Preferred Stock will have no preemptive rights. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Preferred Stock redeemed or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock on account of any arrearage on sinking fund installments except as may be set forth in an applicable Prospectus Supplement. Payment of dividends on any series of Preferred Stock may be restricted by loan agreements, indentures or other agreements entered into by the Company. The accompanying Prospectus Supplement will describe any material contractual restrictions on dividend payments. Such Prospectus Supplement will also describe any material United States federal income tax considerations applicable to the Preferred Stock.

     No Other Rights. The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Certificate of Incorporation or the applicable Certificate of Designation, or as otherwise required by law.

     Transfer Agent and Registrar. The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

Classified Board of Directors and Restrictions on Removal

     Under the Company's Certificate of Incorporation, as amended, the Company's Board of Directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. The Certificate of Incorporation also provides that directors may be removed from office only for cause and only with the affirmative vote of 66 2/3% of the voting power of the voting stock; that any vacancy on the Board of Directors or any newly created directorship shall be filled by the remaining Directors then in office, though less than a quorum; and that advance notice of shareholder nominations for the elections of Directors shall be given in the manner provided by the By-Laws of the Company. The required 66 2/3% shareholder vote necessary to alter, amend or repeal these provisions of the Certificate of Incorporation, the related amendments to the By-Laws and all other provisions of the By-Laws, or to adopt any provisions relating to the classification of the Board of Directors and the other matters described above may make it more difficult to change the composition of the Company's Board of Directors and may discourage or make difficult any attempt by a person or group to obtain control of the Company.

                              PLAN OF DISTRIBUTION

     The Company may sell the Common Shares and the Preferred Shares offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through underwriters; (iv) through dealers; or (v) through a combination of any such methods of sale. Toll may sell the Debt Securities, together with Guarantees issued by the Company, being offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through underwriters; (iv) through dealers; or (v) through a combination of any such methods of sale.

     The distribution of the Securities may be effected from time to time in one or more transactions: (a) at a fixed price or prices, which may be changed; (b) at market prices prevailing at the time of sale; (c) at prices related to such prevailing market prices; or (d) at negotiated prices. Offers to purchase Securities may be solicited directly by the Company or Toll, as the case may be, or by agents designated by the Company or Toll, as the case may be, from time to time. Any such agent, which may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or Toll, as the case may be, to such agent will be set forth, in the applicable Prospectus Supplement.

     If underwriters are utilized in the offer and sale of Securities in respect of which this Prospectus and an accompanying Prospectus Supplement are delivered, the name of each managing underwriter, if any, and any other underwriters and terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement relating to such offering and the Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters, dealers and agents may be entitled, under agreements which may be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company of certain expenses.

     If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company and/or Toll will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the applicable Prospectus Supplement relating thereto.

     Offers to purchase the Securities may be solicited, and sales thereof may be made, by the Company and/or Toll directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof. The terms of any such offer will be set forth in the applicable Prospectus Supplement relating thereto.

     If so indicated in the applicable Prospectus Supplement, the Company and/or Toll will authorize underwriters or other agents of the Company to solicit offers by certain institutional investors to purchase Securities from the Company and/or Toll pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such purchasers must be approved by the Company and/or Toll. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject and (ii) if the Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

     In addition, the Securities may be offered and sold by the holders thereof in one or more of the transactions described above, which transactions may be effected at any time and from time to time. Upon any such sale of Securities, the respective holders thereof and any broker, dealer or underwriter participating therewith may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions, discounts or concessions upon such sale, or any profit on the resale of such Securities, received thereby in connection with such sale may be deemed to be underwriting commissions or discounts under the Securities Act. The compensation, including commissions, discounts, concessions and other profits, received by any broker, dealer or underwriter in connection with the sale of any of such Securities may be less than or in excess of customary commissions.

     Certain of the underwriters, dealers or agents utilized by the Company and/or Toll in any offering hereby may be customers of, including borrowers from, engage in transactions with, and perform services for, the Company and/or Toll or one or more of their respective affiliates in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with the Company or Toll, as the case may be, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

     Until the distribution of the Securities is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members, if any, to bid for and purchase the Securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in certain transactions that stabilize the price of the Securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities.

     If underwriters create a short position in the Securities in connection with the offering thereof (i.e., if they sell more Securities than are set forth on the cover page of the applicable Prospectus Supplement), the representatives of such underwriters may reduce that short position by purchasing Securities in the open market. Any such representatives also may elect to reduce any short position by exercising all or part of the over-allotment option, if any, described in the applicable Prospectus Supplement.

     Any such representatives also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase Securities in the open market to reduce the underwriters' short position or to stabilize the price of the Securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those Securities as part of the offering thereof.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company, Toll nor any of the underwriters, if any, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither the Company, Toll nor any of the underwriters, if any, makes any representation that the representatives of the underwriters, if any, will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Securities will be passed upon by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company included in the Company's Annual Report (Form 10-K) for the year ended October 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                   ------------------

                   TABLE OF CONTENTS
                 Prospectus Supplement

                                                      Page
                                                      -----
Prospectus Supplement Summary......................     S-3
Use of Proceeds....................................     S-7
Capitalization.....................................     S-7
Business...........................................     S-8
Description of Notes...............................    S-18
Underwriting.......................................    S-28
Legal Matters......................................    S-28

                        Prospectus

Available Information..............................       2
Incorporation of Certain Information by
  Reference........................................       2
The Company........................................       3
The Housing Industry...............................       3
Use of Proceeds....................................       4
Ratio of Earnings To Fixed Charges.................       4
Description of Debt Securities and Guarantees......       4
Description of Capital Stock.......................      12
Plan of Distribution...............................      16
Legal Matters......................................      17
Experts............................................      17


                        $100,000,000

                         Toll Corp.

                   8% Senior Subordinated
                       Notes due 2009

        Guaranteed on a Senior Subordinated Basis by

                     Toll Brothers, Inc.

                   ----------------------
                    [TOLL BROTHERS LOGO]
                   ----------------------

                    Goldman, Sachs & Co.